UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2004

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2004

INDEX

PART I:	FINANCIAL INFORMATION	PAGE

Item 1.	Financial Statements (Unaudited)

Report of Independent Registered Accounting Firm	3

Consolidated Statements of Income
for the three and six months ended June 30, 2004 and 2003	4

Consolidated Balance Sheets
as at June 30, 2004 and December 31, 2003	5

Consolidated Statements of Cash Flows
for the six months ended June 30, 2004 and 2003	6

Notes to the Consolidated Financial Statements	7

Schedule A to the Consolidated Financial Statements	21

Item 2.	Management's Discussion and Analysis of Financial Condition and Results of Operations	25

Item 3.	Quantitative and Qualitative Disclosures about Market Risk	35

PART II:	OTHER INFORMATION	36

SIGNATURES		37

ITEM 1 -           FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Teekay Shipping Corporation

We have reviewed the consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of June 30, 2004, the related consolidated statements of income for the three and six-month periods ended June 30, 2004 and 2003, and the consolidated statements of cash flows for the six-month periods ended June 30, 2004 and 2003. Our review also included Schedule A as of June 30, 2004 and for the three and six-month periods ended June 30, 2004 and 2003 listed in Index Item 1. These consolidated interim financial statements and schedule are the responsibility of the Company’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated interim financial statements and schedule referred to above for them to be in conformity with accounting principles generally accepted in the United States.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of December 31, 2003, the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended, and the related schedule as of and for the year ended December 31, 2003 (not presented herein) and in our report dated February 18, 2004 (except for Note 20(b) which is as of March 15, 2004) we expressed an unqualified opinion on those consolidated financial statements and related schedule when considered in relation to the financial statements taken as a whole. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2003, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived. Also, in our opinion, the information as of December 31, 2003 set forth in Schedule A referred to above, is fairly stated, in all material respects in relation to the consolidated balance sheet and related schedule from which it has been derived.

Vancouver, Canada, July 23, 2004	/s/ ERNST & YOUNG LLP Chartered Accountants

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share amounts)

                                                         Three Months Ended June 30,      Six Months Ended June 30,
                                                            2004             2003            2004            2003
                                                              $               $               $                $
                                                       ---------------- --------------- --------------- --------------
                                                                 (unaudited)                     (unaudited)

VOYAGE REVENUES                                              477,622          462,271       1,029,073         744,503
------------------------------------------------------ ---------------- --------------- --------------- --------------

OPERATING EXPENSES
Voyage expenses                                              108,708          109,187         212,592         178,521
Vessel operating expenses                                     53,765           55,530         102,677          98,176
Time-charter hire expense                                    106,574           93,483         215,239         106,394
Depreciation and amortization                                 60,846           49,775         114,460          88,905
General and administrative                                    25,816           20,597          53,441          35,324
Vessel write-downs and (gain) loss on sale of
   vessels (note 13)                                            (450)           4,711          (1,053)         30,498
Restructuring charge (note 13)                                   240            1,312           1,002           1,312
------------------------------------------------------ ---------------- --------------- --------------- --------------
                                                             355,499          334,595         698,358         539,130
------------------------------------------------------ ---------------- --------------- --------------- --------------

Income from vessel operations                                122,123          127,676         330,715         205,373
------------------------------------------------------ ---------------- --------------- --------------- --------------

OTHER ITEMS
Interest expense                                             (30,672)         (21,700)        (52,235)        (36,086)
Interest income                                                4,883            1,287           6,137           2,133
Equity income from joint ventures                              3,288            1,611           5,124           2,396
Other - net (note 14)                                         (1,079)         (11,999)         (2,189)        (23,362)
------------------------------------------------------ ---------------- --------------- --------------- --------------
                                                             (23,580)         (30,801)        (43,163)        (54,919)
------------------------------------------------------ ---------------- --------------- --------------- --------------

Net income                                                    98,543           96,875        287,552          150,454
====================================================== ================ =============== =============== ==============

Earnings per common share (note 17)
     - Basic                                                    1.19             1.22            3.50            1.89
     - Diluted                                                  1.13             1.20            3.32            1.86
Weighted average number of common shares
     - Basic                                              82,603,379       79,651,592      82,112,086      79,566,668
     - Diluted                                            87,340,951       81,045,440      86,697,235      80,911,462
====================================================== ================ =============== =============== ==============

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

                                                                                        As at            As at
                                                                                      June 30,        December 31,
                                                                                        2004              2003
                                                                                          $                $
                                                                                   ---------------- -----------------
                                                                                     (unaudited)
     ASSETS
     Current
     Cash and cash equivalents (note 9)                                                   215,743         292,284
     Restricted cash - current (note 10)                                                   77,120           2,672
     Marketable securities (note 6)                                                       143,547               -
     Accounts receivable                                                                  185,416         146,523
     Prepaid expenses and other assets                                                     53,248          39,054
     ----------------------------------------------------------------------------- ---------------- -----------------
     Total current assets                                                                 675,074         480,533
     ----------------------------------------------------------------------------- ---------------- -----------------

     Marketable securities - long term (note 6)                                                 -          95,511
     Restricted cash - long term (note 10)                                                318,339               -

     Vessels and equipment (note 9)
     At cost, less accumulated depreciation of $1,134,437
         (December 31, 2003 -  $1,034,747)                                              2,796,184       2,386,642
     Vessels under capital leases, at cost, less accumulated
         depreciation of $3,452 (December 31, 2003 - $438)                                388,319          37,562
     Advances on newbuilding contracts (note 12)                                          321,130         150,656
     ----------------------------------------------------------------------------- ---------------- -----------------
     Total vessels and equipment                                                        3,505,633       2,574,860
     ----------------------------------------------------------------------------- ---------------- -----------------
     Net investment in direct financing leases                                             90,250          73,073
     Investment in joint ventures                                                          52,840          54,392
     Other assets                                                                          60,784          60,333
     Intangible assets - net (note 7)                                                     293,968         118,588
     Goodwill (note 7)                                                                    179,303         130,754
     ----------------------------------------------------------------------------- ---------------- -----------------
                                                                                        5,176,191       3,588,044
     ============================================================================= ================ =================

     LIABILITIES AND STOCKHOLDERS' EQUITY
     Current
     Accounts payable                                                                      33,608          51,817
     Accrued liabilities                                                                  114,654         119,594
     Current portion of long-term debt (note 9)                                           151,988         102,062
     Current obligation under capital leases (note 10)                                     61,012           1,159
     ----------------------------------------------------------------------------- ---------------- -----------------
     Total current liabilities                                                            361,262         274,632
     Long-term debt (note 9)                                                            2,255,457       1,498,044
     Obligation under capital leases (note 10)                                            350,332          35,493
     Other long-term liabilities                                                          211,637         112,726
     ----------------------------------------------------------------------------- ---------------- -----------------
     Total liabilities                                                                  3,178,688       1,920,895
     ----------------------------------------------------------------------------- ---------------- -----------------
                                                                                           14,179          15,322
     Minority interest

     Stockholders' equity
     Capital stock (note 11)                                                              525,450         492,653
     Retained earnings                                                                  1,362,704       1,095,650
     Accumulated other comprehensive income                                                95,170          63,524
     ----------------------------------------------------------------------------- ---------------- -----------------
     Total stockholders' equity                                                         1,983,324       1,651,827
     ----------------------------------------------------------------------------- ---------------- -----------------
                                                                                        5,176,191       3,588,044
     ============================================================================= ================ =================

        Commitments and contingencies (note 12 and 16)

         The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

                                                                                      Six Months Ended June 30,
                                                                                    2004                    2003
                                                                                     $                       $
                                                                           -----------------------------------------------
                                                                                            (unaudited)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income                                                                         287,552                150,454
Non-cash items:
     Depreciation and amortization                                                 114,460                 88,905
     Vessel write-downs and (gain) loss on sale of vessels                          (1,053)                30,498
     Gain on sale of marketable securities                                          (3,105)                  (170)
     Loss on write-down of marketable securities                                         -                  4,910
     Equity loss (net of dividends received: June 30, 2004 -$6,871;
        June 30, 2003 - $5,657)                                                      1,747                  3,261
     Deferred income tax                                                             8,235                 17,186
     Other - net                                                                     7,133                 (5,129)
Change in non-cash working capital items related to operating activities            (1,896)               (15,433)
Expenditures for drydocking                                                        (16,894)               (13,784)
-------------------------------------------------------------------------- ----------------------- -----------------------

Net cash flow from operating activities                                            396,179                260,698
-------------------------------------------------------------------------- ----------------------- -----------------------

FINANCING ACTIVITIES
Net proceeds from long-term debt                                                   874,236              1,496,499
Scheduled repayments of long-term debt                                             (76,662)               (37,203)
Prepayments of long-term debt                                                     (704,170)              (945,000)
(Increase) decrease in restricted cash                                             (11,017)                   134
Proceeds from issuance of Common Stock                                              32,687                  6,265
Cash dividends paid                                                                (20,456)               (17,090)
-------------------------------------------------------------------------- ----------------------- -----------------------

Net cash flow from financing activities                                             94,618                503,605
-------------------------------------------------------------------------- ----------------------- -----------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                                            (263,715)              (115,657)
Proceeds from sale of vessels and equipment                                              -                 42,615
Proceeds from sale of available-for-sale securities                                  8,806                  1,348
Purchase of Naviera F. Tapias S.A., net of cash acquired of $11,191 (note 3)      (286,112)                     -
Purchase of Navion AS (note 5)                                                           -               (703,590)
Proceeds from joint ventures                                                             -                 25,500
Other                                                                              (26,317)                (5,945)
-------------------------------------------------------------------------- ----------------------- -----------------------

Net cash flow used in investing activities                                        (567,338)              (755,729)
-------------------------------------------------------------------------- ----------------------- -----------------------

(Decrease) increase in cash and cash equivalents                                   (76,541)                 8,574
Cash and cash equivalents, beginning of the period                                 292,284                284,625
-------------------------------------------------------------------------- ----------------------- -----------------------

Cash and cash equivalents, end of the period                                       215,743                293,199
========================================================================== ======================= =======================

        The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at June 30, 2004 and for the Three and Six-Month Periods
Ended June 30, 2004 and 2003 is unaudited)

1.	Basis of Presentation

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission. They include the accounts of Teekay Shipping Corporation (“Teekay”), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the “Company”). Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2003. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the three and six-month periods ended June 30, 2004 are not necessarily indicative of those for a full fiscal year.

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

2.	Segment Reporting

The Company has three reportable segments: its spot tanker segment, its fixed-rate tanker segment and its fixed-rate liquefied natural gas (“LNG”) segment. The Company’s spot tanker segment consists of conventional crude oil tankers, oil bulk ore carriers, and product carriers operating on the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or on short-term fixed-rate contracts. The Company considers contracts that have an original term of less than three years in duration to be short-term. The Company’s fixed-rate tanker segment consists of shuttle tankers, floating storage and offtake vessels, liquid petroleum gas carriers and conventional crude oil and product tankers subject to long-term fixed-rate time-charter contracts or contracts of affreightment. The Company’s fixed-rate LNG segment consists of LNG carriers subject to long-term fixed-rate time-charter contracts. The Company had no LNG operations prior to the acquisition of Naviera F. Tapias, S.A. (“Tapias”) on April 30, 2004. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

The following tables present results for these segments for the three and six-month periods ended June 30, 2004 and 2003.

         --------------------------------------- ---------------- ---------------- ---------------- ----------------
                                                        Spot          Fixed-Rate       Fixed-Rate
                                                       Tanker          Tanker             LNG
         Three-months ended June 30, 2004              Segment         Segment          Segment           Total
                                                          $               $                $                $
         --------------------------------------- ---------------- ---------------- ---------------- ----------------

         Voyage revenues - external.............       290,688         178,935             7,999         477,622
         Voyage expenses........................        87,723          20,870               115         108,708
         Vessel operating expenses..............        23,752          28,376             1,637          53,765
         Time-charter hire expense..............        60,369          46,205                 -         106,574
         Depreciation and amortization..........        25,976          32,493             2,377          60,846
         General and administrative (1).........        12,081          12,994               741          25,816
         Vessel write-downs/(gain) loss on
            sale of vessels.....................          (450)              -                 -            (450)
         Restructuring charge...................           240               -                 -             240
                                                 ---------------- ---------------- ---------------- ----------------
         Income from vessel operations..........        80,997          37,997             3,129         122,123
                                                 ================ ================ ================ ================

         Voyage revenues - intersegment.........             -           1,146                 -           1,146
         Total assets at June 30, 2004..........     1,263,773       2,103,898         1,139,314       4,506,985

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at June 30, 2004 and for the Three and Six-Month Periods
Ended June 30, 2004 and 2003 is unaudited)

         ---------------------------------------- ---------------- ----------------- --------------- ----------------
                                                        Spot          Fixed-Rate       Fixed-Rate
                                                       Tanker          Tanker             LNG
         Three-months ended June 30, 2003              Segment         Segment          Segment           Total
                                                          $               $                $                $
         ---------------------------------------- ---------------- ----------------- --------------- ----------------

         Voyage revenues - external.............        314,366          147,905               -         462,271
         Voyage expenses........................         92,180           17,007               -         109,187
         Vessel operating expenses..............         32,415           23,115               -          55,530
         Time-charter hire expense..............         50,828           42,655               -          93,483
         Depreciation and amortization..........         27,800           21,975               -          49,775
         General and administrative (1) ........         12,993            7,604               -          20,597
         Vessel write-downs/(gain) loss on
            sale of vessels.....................          4,711                -               -           4,711
         Restructuring charge...................              -            1,312               -           1,312
                                                  ---------------- ----------------- --------------- ----------------
         Income from vessel operations..........         93,439           34,237               -         127,676
                                                  ================ ================= =============== ================

         Voyage revenues - intersegment.........              -           13,864               -          13,864

         --------------------------------------- ----------------- ----------------- --------------- ----------------
                                                        Spot          Fixed-Rate       Fixed-Rate
                                                       Tanker          Tanker             LNG
         Six-months ended June 30, 2004                Segment         Segment          Segment           Total
                                                          $               $                $                $
         --------------------------------------- ----------------- ----------------- --------------- ----------------

         Voyage revenues - external.............       666,544           354,530           7,999       1,029,073
         Voyage expenses........................       175,498            36,979             115         212,592
         Vessel operating expenses..............        47,205            53,835           1,637         102,677
         Time-charter hire expense..............       119,924            95,315               -         215,239
         Depreciation and amortization..........        50,862            61,221           2,377         114,460
         General and administrative (1) ........        25,099            27,601             741          53,441
         Vessel write-downs/(gain) loss on
            sale of vessels.....................        (1,053)                -               -          (1,053)
         Restructuring charge...................         1,002                 -               -           1,002
                                                 ----------------- ----------------- --------------- ----------------
         Income from vessel operations..........       248,007            79,579           3,129         330,715
                                                 ================= ================= =============== ================

         Voyage revenues - intersegment.........             -             2,291               -           2,291

         ---------------------------------------- ---------------- ----------------- --------------- ----------------
                                                        Spot          Fixed-Rate       Fixed-Rate
                                                       Tanker          Tanker             LNG
         Six-months ended June 30, 2004                Segment         Segment          Segment           Total
                                                          $               $                $                $
         ---------------------------------------- ---------------- ----------------- --------------- ----------------

         Voyage revenues - external.............        556,083          188,420               -         744,503
         Voyage expenses........................        160,429           18,092               -         178,521
         Vessel operating expenses..............         64,028           34,148               -          98,176
         Time-charter hire expense..............         63,739           42,655               -         106,394
         Depreciation and amortization..........         54,667           34,238               -          88,905
         General and administrative (1).........         24,582           10,742               -          35,324
         Vessel write-downs/(gain) loss on
            sale of vessels.....................         30,498                -               -          30,498
         Restructuring charge...................              -            1,312                           1,312
                                                  ---------------- ----------------- --------------- ----------------
         Income from vessel operations..........        158,140           47,233               -         205,373
                                                  ================ ================= =============== ================

         Voyage revenues - intersegment.........              -           13,864               -          13,864

(1)     Includes direct and indirect general and administrative expenses. Indirect expenses are allocated to each segment based on estimated use of corporate resources.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at June 30, 2004 and for the Three and Six-Month Periods
Ended June 30, 2004 and 2003 is unaudited)

A reconciliation of total segment assets to amounts presented in the consolidated balance sheet is as follows:

                                                                                           June 30,      December, 31
                                                                                             2004            2003
                                                                                              $               $
                                                                                     --------------- ----------------
                                                                                        (unaudited)

         Total assets of all segments.............................................       4,506,985       2,942,704
         Cash, restricted cash and marketable securities..........................         361,346         390,467
         Accounts receivable and other assets.....................................         307,860         254,873
                                                                                     --------------- ----------------
            Consolidated total assets ............................................       5,176,191       3,588,044
                                                                                     =============== ================
3.	Acquisition of Naviera F. Tapias S.A.

On April 30, 2004, the Company acquired 100% of the issued and outstanding shares of Tapias for $298.2 million in cash, including the assumption of existing working capital and debt. In addition, the Company assumed approximately $158.5 million in remaining newbuilding commitments, most of which are expected to be fully debt financed prior to the vessel deliveries. Tapias is the leading independent owner and operator of LNG carriers and crude oil tankers in Spain. Management believes the acquisition of the Tapias LNG business has provided the Company with a low-risk entry into the LNG transportation market and immediate LNG operational credibility. The Company anticipates this will benefit it when bidding on future LNG projects. These benefits contributed to the recognition of goodwill. In the transaction, Teekay also entered into an agreement with the shareholders of Tapias to establish a 50/50 joint venture that will pursue new business in the oil and gas shipping sectors, focusing specifically on the Spanish market. See Note 12 for additional information about the joint venture. The acquisition of Tapias was funded by a combination of cash, cash generated from operations, and borrowings under existing credit facilities. Tapias’ results of operations have been consolidated with Teekay’s results commencing May 1, 2004.

Tapias' LNG fleet consists of four vessels, including one newbuilding delivered in July 2004, and one newbuilding scheduled for delivery in the fourth quarter of 2004. All four vessels are contracted under long-term fixed-rate time-charters to major Spanish energy companies. Tapias' conventional crude oil tanker fleet consists of nine Suezmax tankers, including three newbuildings scheduled for delivery in 2004 and 2005. Five of the conventional tankers are contracted under long-term fixed-rate time-charters with a major Spanish oil company. The average remaining terms of the existing LNG time-charter contracts are approximately 20 years (excluding charterer contract extensions of 5 years on one carrier, and 10 years on three carriers). The five Suezmax time-charter contracts have an average remaining term of approximately 18 years however the charterer has the option to terminate each contract after 13 years.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at June 30, 2004 and for the Three and Six-Month Periods
Ended June 30, 2004 and 2003 is unaudited)

The following table summarizes the fair value of the assets acquired and liabilities assumed by the Company at April 30, 2004, the date of the Tapias acquisition. The Company is in the process of finalizing certain elements of the purchase price allocation and therefore the allocation is subject to further refinement.
                                                                                                         As at
                                                                                                    April 30, 2004
                                                                                                           $
                                                                                                   ------------------
                                                                                                      (unaudited)
         ASSETS
         Cash, cash equivalents and short-term restricted cash                                             85,092
         Other current assets                                                                               7,414
         Vessels and equipment                                                                            821,939
         Restricted cash - long term                                                                      311,664
         Other assets - long-term                                                                           9,331
         Intangible assets subject to amortization:
            Time-charter contracts (weighted average useful life of 19.2 years)                           186,811
         Goodwill ($7.2 million fixed-rate tanker segment and $41.3 fixed-rate LNG segment)                48,549
         ----------------------------------------------------------------------------------------- ------------------
         Total assets acquired                                                                          1,470,800
         ========================================================================================= ==================
         LIABILITIES
         Current liabilities                                                                               98,428
         Long-term debt                                                                                   668,733
         Obligations under capital leases                                                                 311,011
         Other long-term liabilities                                                                       94,443
         ----------------------------------------------------------------------------------------- ------------------
         Total liabilities assumed                                                                       1,172,615
         ========================================================================================= ==================
         Net assets acquired (cash consideration)                                                         298,185
         ========================================================================================= ==================
The following table shows comparative summarized consolidated pro forma financial information for the Company for the six-month period ended June 30, 2004 and 2003, giving effect to the acquisition of 100% of the outstanding shares in Tapias as if it had taken place on January 1 of each of the periods presented:

                                                                             Pro Forma              Pro Forma
                                                                         Six Months Ended        Six Months Ended
                                                                           June 30, 2004          June 30, 2003
                                                                                 $                      $
         ------------------------------------------------------------- ---------------------- -----------------------
                                                                            (unaudited)            (unaudited)

         Voyage revenues..............................................       1,069,791                784,054
         Net income (1)...............................................         289,881                106,621
         Earnings per share...........................................
         - basic......................................................            3.53                   1.34
         - diluted....................................................            3.34                   1.32
         ------------------------------------------------------------- ---------------------- -----------------------

(1)     Included in net income for the six months ended June 30, 2004 and 2003 are unrealized foreign exchange losses of $11.1 million and $35.4 million, respectively.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at June 30, 2004 and for the Three and Six-Month Periods
Ended June 30, 2004 and 2003 is unaudited)

4.	Acquisition of 50% of PetroTrans Holdings Ltd.

On September 30, 2003, Teekay acquired 50% of the issued and outstanding shares of PetroTrans Holdings Ltd., the parent company of Skaugen PetroTrans Inc. ("SPT"). The acquisition was completed for approximately $25 million in cash, and an earn-out element to be calculated based on the financial performance of SPT over the next five years. The Company funded this acquisition with available cash.

SPT is a lightering company based in Houston, Texas. Lightering is the process of ship-to-ship transfer of oil cargo, which is required when vessels transporting oil are too large to enter ports that are not deep enough, or have narrow entrances or small berths. The lightering process consists of maneuvering a smaller tanker (service vessel) alongside the larger tanker, typically with both vessels underway. The service vessel transports the oil cargo to the port.

The acquisition of the 50% interest in PetroTrans Holdings Ltd. is being accounted for using the equity method, whereby the investment is carried at the Company’s original cost plus its proportionate share of undistributed earnings. The excess carrying value of the Company’s investment over its underlying equity in the net assets of PetroTrans Holdings Ltd., which amounted to approximately $15.7 million, has been accounted for as goodwill. This investment is included in investments in joint ventures.

5.	Acquisition of Navion AS

In April 2003, Teekay completed its acquisition of 100% of the issued and outstanding shares of Navion AS for approximately $774.2 million in cash, including transaction costs of approximately $7.0 million. The Company made a deposit of $76.0 million towards the purchase price on December 16, 2002. The remaining portion of the purchase price was paid on closing. The Company funded its acquisition of Navion by borrowing under a $500 million 364-day facility (subsequently replaced by a $550 million revolving credit facility), together with available cash and borrowings under other existing revolving credit facilities. Navion’s results of operations have been consolidated with Teekay’s results commencing April 1, 2003.

Navion, based in Stavanger, Norway, operates primarily in the shuttle tanker and the conventional crude oil and product tanker markets. Its modern shuttle tanker fleet, which as of June 30, 2004, consisted of eight owned and 13 chartered-in vessels (excluding six vessels chartered-in from the Company’s shuttle tanker subsidiary Ugland Nordic Shipping AS ("UNS")), provides logistical services to the Norwegian state-owned oil company, Statoil ASA, and other oil companies in the North Sea under fixed-rate, long-term contracts of affreightment. Subsequent to the acquisition, the operations of UNS and the shuttle tanker operations of Navion were combined into one business unit, Teekay Navion Shuttle Tankers. The projected benefits resulting from the combined operations as well as possible growth opportunities in the North Sea and elsewhere in the world resulted in the recognition of goodwill. Navion’s modern, chartered-in, conventional tanker fleet, which as of June 30, 2004, consisted of 12 crude oil tankers and 15 product tankers, operates primarily in the Atlantic region, providing services to Statoil and other oil companies. In addition, Navion owns two floating storage and offtake vessels currently trading as conventional crude oil tankers in the Atlantic region, one chartered-in methanol carrier and one liquid petroleum gas ("LPG") carrier on long-term charter to Statoil. Through Navion Chartering AS, an entity owned jointly with Statoil, Navion has a first right of refusal on Statoil’s oil transportation requirements at the prevailing market rate until December 31, 2007. In addition to tanker operations, Navion also constructs, installs, operates and leases equipment that reduces volatile organic compound emissions during loading, transportation and storage of oil and oil products.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at June 30, 2004 and for the Three and Six-Month Periods
Ended June 30, 2004 and 2003 is unaudited)

The following table summarizes the fair value of the assets acquired and liabilities assumed by the Company at April 1, 2003, the date of the Navion acquisition.

                                                                                                         As at
                                                                                                     April 1, 2003
                                                                                                           $
                                                                                                   ------------------
                                                                                                      (unaudited)
         ASSETS
         Current assets                                                                                    64,457
         Vessels and equipment                                                                            543,003
         Net investment in direct financing leases                                                         45,558
         Other assets - long-term                                                                           3,835
         Intangible assets subject to amortization:
            Contracts of affreightment (15-year sum-of-years declining balance
            and 10.2 years weighted-average amortization period)                                          117,000
         Goodwill (fixed-rate tanker segment)                                                              40,033
         ------------------------------------------------------------------------- --------------- ------------------
         Total assets acquired                                                                            813,886
         ========================================================================= =============== ==================
         LIABILITIES
         Current liabilities                                                                               36,270
         Other long-term liabilities                                                                        3,463
         ------------------------------------------------------------------------- --------------- ------------------
         Total liabilities assumed                                                                         39,733
         ========================================================================= =============== ==================
         Net assets acquired (cash consideration)                                                         774,153
         ========================================================================= =============== ==================
The following table shows summarized consolidated pro forma financial information for the Company for the six-month period ended June 30, 2003, and gives effect to the acquisition of 100% of the outstanding shares in Navion as if it had taken place on January 1, 2003:

                                                                                                   Pro Forma
                                                                                               Six Months Ended
                                                                                                 June 30, 2003
                                                                                                       $
                                                                                           --------------------------
                                                                                                  (unaudited)
         Voyage revenues.................................................................            972,936
         Net income......................................................................            196,494
         Earnings per share..............................................................
         - basic.........................................................................               2.47
         - diluted.......................................................................               2.43
         --------------------------------------------------------------------------------- --------------------------

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at June 30, 2004 and for the Three and Six-Month Periods
Ended June 30, 2004 and 2003 is unaudited)

6.	Investments in Marketable Securities
                                                                         Gross           Gross         Approximate
                                                                       Unrealized     Unrealized        Market and
                                                          Cost           Gains          Losses       Carrying Values
                                                            $              $               $                $
                                                      -------------- --------------- -------------- -------------------
         June 30, 2004
         Marketable securities - short term...........     40,373        103,174               -           143,547

         December 31, 2003
         Marketable securities - long term...........      42,180         53,331               -            95,511
         -------------------------------------------- -------------- --------------- -------------- -------------------
Marketable securities – short term represent 5,685,700 shares in A/S Dampskibsselskabet TORM (see note 18b) and other debt securities due within one year.

Marketable securities – long term represent 5,812,000 shares in A/S Dampskibsselskabet TORM and 351,221 shares in Nordic American Tanker Shipping Ltd.

7.	Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the six-month period ended June 30, 2004 for the Company’s reporting segments, are as follows:

                                                                   Fixed-        Fixed-
                                                                    Rate          Rate
                                                   Spot Tanker     Tanker         LNG
                                                     Segment       Segment       Segment       Other        Total
                                                        $             $             $            $            $
                                                  -------------- ------------- ------------ ------------- -----------
          Balance as of January 1, 2004.........        -          128,575            -        2,179       130,754
          Goodwill acquired (note 3)............        -            7,282       41,267          -          48,549
                                                  -------------- ------------- ------------ ------------- -----------
          Balance as of June 30, 2004...........        -          135,857       41,267        2,179       179,303
                                                  ============== ============= ============ ============= ===========
As at June 30, 2004, intangible assets consisted of:

                                                      Weighted-Average
                                                       Amortization       Gross Carrying     Accumulated     Net Carrying
                                                          Period               Amount         Amortization       Amount
                                                          (years)                 $                $                $
                                                   ---------------------- ------------------ --------------- ----------------
          Contracts of affreightment (note 5).....           10.2                124,250          21,663          102,587
          Time charter contracts (note 3).........           19.2                186,811           1,664          185,147
          Intellectual property...................            7.0                  7,701           1,467            6,234
                                                   ---------------------- ------------------ --------------- ----------------
                                                             15.4                318,762          24,794          293,968
                                                   ====================== ================== =============== ================
Aggregate amortization expense of intangible assets for the three and six-month periods ended June 30, 2004 was approximately $6.5 million ($4.0 million - 2003) and $11.4 million ($4.1 million - 2003), respectively.

8.	Cash Flows

Cash interest paid by the Company during the six-month periods ended June 30, 2004 and 2003 approximated $50.7 million and $33.4 million, respectively.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at June 30, 2004 and for the Three and Six-Month Periods
Ended June 30, 2004 and 2003 is unaudited)

9.	Long-Term Debt

                                                                                      June 30          December 31
                                                                                        2004              2003
                                                                                         $                 $
                                                                                   ---------------   ---------------
         Revolving Credit Facilities.............................................      571,800           430,000
         First Preferred Ship Mortgage Notes (8.32%) due February 1, 2006........       63,314           109,314
         Premium Equity Participating Security Units (7.25%) due May 18, 2006 ...      143,750           143,750
         Senior Notes (8.875%) due July 15, 2011 ................................      351,647           351,765
         USD denominated Term Loans due through 2029.............................      933,108           565,277
         EURO denominated Term Loans due through 2023............................      343,826                 -
                                                                                   ---------------   ---------------
                                                                                     2,407,445         1,600,106
         Less current portion....................................................      151,988           102,062
                                                                                   ---------------   ---------------
                                                                                     2,255,457         1,498,044
                                                                                   ===============   ===============
As at June 30, 2004, the Company had five long-term revolving credit facilities (the “Revolvers”) available, which, as at such date, provided for borrowings of up to $893.0 million, of which $321.2 million was undrawn. The amount available under four of the Revolvers reduces semi-annually by a combined $57.6 million, with final balloon reductions scheduled for one Revolver in 2006, two Revolvers in 2008, and one Revolver in 2016. One Revolver reduces quarterly by $0.5 million until 2019, with no final balloon reduction. Four of the Revolvers are collateralized by first priority mortgages granted on 26 of the Company’s vessels, together with other related collateral, and all the Revolvers include a guarantee from Teekay for all amounts outstanding under the Revolvers.

The 8.32% First Preferred Ship Mortgage Notes due February 1, 2006 (the “8.32% Notes”) are collateralized by first preferred mortgages on three of the Company’s Aframax tankers, together with other related collateral, and are guaranteed by three subsidiaries of Teekay that own the mortgaged vessels (the “8.32% Notes Guarantor Subsidiaries”) to a maximum of 95% of the fair value of their net assets. These guarantees are full and unconditional and joint and several. As at June 30, 2004, the fair value of these net assets approximated $93.8 million. The 8.32% Notes are also subject to a sinking fund, which retires $45.0 million of the principal amount on each February 1, commencing 2004.

Condensed financial information regarding Teekay, the 8.32% Notes Guarantor Subsidiaries, and non-guarantor subsidiaries of Teekay is set out in Schedule A of these consolidated interim financial statements.

The 7.25% Premium Equity Participating Security Units due May 18, 2006 (the “Equity Units”) are unsecured and subordinated to all of the Company’s senior debt. The Equity Units are not guaranteed by any of the Company’s subsidiaries and effectively rank behind all existing and future secured debt. Each Equity Unit includes (a) a forward contract that requires the holder to purchase for $25 a specified fraction of a share of the Company’s Common Stock on February 16, 2006 and (b) a $25 principal amount, subordinated note due May 18, 2006. The forward contracts provide for contract adjustment payments of 1.25% annually and the notes bear interest at 6.0% annually. Upon settlement on February 16, 2006 of the 5.75 million forward contracts included in the Equity Units, the Company will issue between 6,534,300 and 7,982,150 shares of its Common Stock (depending on the average closing price of the Common Stock for the 20-trading day period ending on the third trading day prior to February 16, 2006).

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at June 30, 2004 and for the Three and Six-Month Periods
Ended June 30, 2004 and 2003 is unaudited)

The Company has several term loans outstanding, which, as at June 30, 2004, totaled $933.1 million (USD denominated) and 282.9 million Euros ($343.8 million US dollars). The Company has two long-term time-charter contracts that are denominated in Euros, the funds from which will be used to repay the associated Euro denominated term loans. Interest payments on the USD denominated term loans are based on LIBOR plus a margin. Interest payments on the EURO denominated term loans are based on EURIBOR plus a margin. At June 30, 2004, the margins ranged between 0.65% and 1.30%. The term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2029. All term loans of the Company are collateralized by first preferred mortgages on the vessels to which the loans relate, together with certain other collateral and guarantees from Teekay. Certain term loans of UNS totaling $297.8 million and certain term loans of Tapias totaling $714.0 million are not guaranteed by Teekay.

Pursuant to long-term debt agreements, the amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, was limited as of June 30, 2004, to $670.8 million. Certain loan agreements require that a minimum level of free cash be maintained. As at June 30, 2004, this amount was $100.0 million. Certain of the loan agreements also require that a minimum level of free liquidity and undrawn revolving credit lines (with less than six months to maturity) be maintained. As at June 30, 2004, this amount was $193.7 million.

10.	Restricted Cash and Capital Lease Obligations

As at June 30, 2004, the Company was committed to capital leases on three Suezmax tankers, two LNG carriers (including one newbuilding on order) and one Aframax tanker. Under the terms of the lease agreements, the Company is required to purchase these vessels at the end of their respective lease terms. As at June 30, 2004, the minimum commitments under these capital leases approximated $489.8 million (including imputed interest of $78.5 million), repayable as follows: $78.7 million (2004), $89.1 million (2005), $268.8 million (2006), $4.1 million (2007), $4.1 million (2008) and $45.0 million thereafter.

Under the terms of the lease agreements for the two LNG carriers, the Company is required to have on deposit the present value of the remaining amount owing under the lease agreements (including the purchase obligation). As at June 30, 2004, this amount was $385.3 million. The interest rates earned on the deposits are the same as the interest rate implicit in the lease agreements. These cash deposits have been fully funded with term loans as part of the tax lease structure. The Company is committed to placing an additional $48.0 million on deposit when the Company takes delivery of its newbuilding LNG carrier (financed under a capital lease) in the fourth quarter of 2004. This LNG carrier will commence service under a 20-year fixed-rate time-charter contract upon delivery.

11.	Capital Stock

The authorized capital stock of Teekay at June 30, 2004 was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. As at June 30, 2004, Teekay had 83,159,145 shares of Common Stock and no shares of Preferred Stock issued and outstanding. The Company’s Board of Directors authorized a two-for-one stock split relating to the Teekay’s common stock, which was effected in the form of a 100% stock dividend. All stockholders of record on May 3, 2004 received one additional share of common stock for each share held. The additional shares were distributed on or about May 17, 2004, the effective date of the stock dividend. All earnings per share and share capital amounts disclosed in these financial statements give effect to this stock split retroactively.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at June 30, 2004 and for the Three and Six-Month Periods
Ended June 30, 2004 and 2003 is unaudited)

In September 2003, the Company’s 1995 Stock Option Plan was terminated with respect to new grants and the Company’s 2003 Equity Incentive Plan was adopted. As at June 30, 2004, the Company had reserved pursuant to its 1995 Stock Option Plan and 2003 Equity Incentive Plan (collectively referred to as the “Plans”) 7,907,954 shares of Common Stock for issuance upon exercise of options or equity awards granted or to be granted. As at June 30, 2004, the number of options available for issuance under the Plans was 1,927,958. As at June 30, 2004, options to purchase a total of 5,979,996 shares of Teekay’s Common Stock were outstanding, of which 3,181,610 options were then exercisable at prices ranging from $8.44 to $20.60 per share, with a weighted-average exercise price of $15.74 per share. All outstanding options have exercise prices ranging from $8.44 to $34.37 per share and a weighted-average exercise price of $19.51 per share. All outstanding options expire between July 19, 2005 and April 4, 2014, ten years after the date of each respective grant.

Under Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” as amended by Statement of Financial Accounting Standards No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation-Transition and Disclosure,” disclosures of stock-based compensation arrangements with employees are required and companies are encouraged (but not required) to record compensation costs associated with employee stock option awards, based on estimated fair values at the grant dates. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 (“APB 25”) “Accounting for Stock Issued to Employees.” As the exercise price of the Company’s employee stock options equals the market price of underlying stock on the date of grant, no compensation expense has been recognized under APB 25. The following table illustrates the effect on net income and earnings per share had the Company applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

                                                           Three Months Ended                 Six Months Ended
                                                                June 30,                          June 30,
                                                          2004            2003             2004              2003
                                                           $               $                $                 $
                                                     --------------- --------------- --------------- ---------------
         Net income - as reported..................        98,543          96,875         287,552           150,454
           Less: Total stock-based compensation
           expense.................................         2,185           2,061           4,213             4,125
                                                     --------------- --------------- --------------- ---------------
         Net income - pro forma....................        96,358          94,814         283,339           146,329
                                                     =============== =============== =============== ===============
         Basic earnings per common share:
           As reported.............................          1.19            1.22            3.50              1.89
           Pro forma...............................          1.17            1.19            3.45              1.84
         Diluted earnings per common share:
           As reported.............................          1.13            1.20            3.32              1.86
           Pro forma...............................          1.10            1.17            3.27              1.81
For the purpose of the above pro forma calculation, the fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 35% in 2004 and 30% in 2003, expected life of five years, dividend yield of 2.0% in 2004 and 3.0% in 2003, and risk-free interest rate of 2.7% in 2004 and 2.5% in 2003.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at June 30, 2004 and for the Three and Six-Month Periods
Ended June 30, 2004 and 2003 is unaudited)

12.	Commitments and Contingencies

As at June 30, 2004, the Company was committed to the construction of three Suezmax tankers, nine Aframax tankers, three product tankers, and two LNG carriers scheduled for delivery between July 2004 and March 2008, at a total cost of approximately $1,018.5 million, excluding capitalized interest. As at June 30, 2004, payments made towards these commitments totaled $283.2 million, excluding $37.9 million of capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for $568.4 million (including a capital lease for $192 million) of the unpaid cost of these vessels. It is the Company’s intention to finance the remaining unpaid amount of $166.9 million through incremental debt or surplus cash balances, or a combination thereof. As at June 30, 2004, the remaining payments required to be made under these newbuilding contracts were: $327.2 million in 2004, $206.3 million in 2005, $78.7 million in 2006, $72.4 million in 2007, and $50.7 million in 2008. Two of the Aframax tankers will be subject to 10-year long-term charters to SPT upon delivery in 2008. One of the newbuilding LNG carriers delivered in July 2004 and has commenced service under a 25-year charter contract.

Under the terms of a joint venture agreement with the former shareholders of Tapias, Teekay will progressively contribute to the joint venture company $50.0 million in share premium. In the event that, on the third anniversary of the joint venture, Teekay has not contributed the $50.0 million equity, it will be liable to pay the other partner an amount no more than $25.0 million calculated by a pre-determined formula, based on the occurrence of certain future events.

The Company has been awarded a contract by a consortium of major oil companies to construct and install on five of its shuttle tankers volatile compound emissions plants, which reduce emissions during cargo operations. These plants are leased to the consortium of major oil companies. The construction and installation of these plants are expected to be completed by the end of 2005 at a total cost of approximately $78.9 million. As at June 30, 2004, the Company had made payments towards these commitments of approximately $36.3 million. As at June 30, 2004, the remaining payments required to be made towards these commitments were $20.8 million in 2004, and $21.9 million in 2005.

Teekay and certain subsidiaries of Teekay have guaranteed their share of the outstanding mortgage debt in five 50%-owned joint venture companies. As at June 30, 2004, Teekay and these subsidiaries had guaranteed $126.5 million, or 50% of the total $253.0 million, in outstanding mortgage debt of the joint venture companies. These joint venture companies own an aggregate of five shuttle tankers.

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

13.	Gain on Sale of Vessels and Restructuring Charge

During December 2003, the Company sold and leased back three Aframax tankers which are accounted for as vessel operating leases. The sale generated a $16.8 million deferred gain, which has been included in other long-term liabilities and is being amortized over the 7-year term of the leases. The amortization of this deferred gain for the three and six-month periods ended June 30, 2004 were $0.6 million and $1.2 million, respectively.

During the three and six-month periods ended June 30, 2004, the Company incurred $0.2 million and $1.0 million, respectively, of restructuring costs associated with the closure of the Company’s office in Oslo, Norway.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at June 30, 2004 and for the Three and Six-Month Periods
Ended June 30, 2004 and 2003 is unaudited)

14.	Other - net

                                                                Three Months Ended            Six Months Ended
                                                              June 30,       June 30,      June 30,       June 30,
                                                                2004          2003           2004           2003
                                                                 $              $             $              $
                                                            ----------    ----------     ----------     ----------
         Gain on sale of marketable securities.........        2,232           170          3,105            170
         Write-down in the carrying value of available-
           for-sale securities.........................            -             -              -         (4,910)
         Income tax expense............................       (6,086)      (13,864)        (8,235)       (17,186)
         Dividend income...............................        5,663         1,250          5,676          1,901
         Miscellaneous.................................       (2,888)          445         (2,735)        (3,337)
                                                            ----------    ----------     ----------     ----------
                                                              (1,079)      (11,999)        (2,189)       (23,362)
                                                            ==========    ==========     ==========     ==========

15.	Comprehensive Income
                                                              Three Months Ended             Six Months Ended
                                                            June 30,       June 30,       June 30,      June 30,
                                                              2004           2003           2004          2003
                                                               $               $             $              $
                                                         --------------- -------------- ------------- --------------
         Net income....................................      98,543         96,875        287,552       150,454
         Other comprehensive income:
            Unrealized gain (loss) on
             available-for-sale securities.............     (31,698)            62         51,389           430
            Reclassification adjustment for (gain)
             loss on available-for-sale securities
             included in net income....................      (1,151)            30         (1,435)        4,940
            Unrealized loss on derivative instruments..     (16,338)        (2,167)       (24,454)      (11,582)
            Reclassification adjustment for (gain)
             loss  on derivative instruments...........       7,365             55          6,146          (363)
                                                         --------------- -------------- ------------- --------------
         Comprehensive income..........................      56,721         94,855        319,198       143,879
                                                         =============== ============== ============= ==============
16.	Derivative Instruments and Hedging Activities

The Company uses derivatives only for hedging purposes. The following summarizes the Company’s risk strategies with respect to market risk from foreign currency fluctuations, changes in interest rates, spot market rates for vessels, bunker fuel prices, and the effect of these strategies on the Company’s financial statements.

The Company hedges portions of its forecasted expenditures denominated in foreign currencies with forward contracts. As at June 30, 2004, the Company was committed to foreign exchange contracts for the forward purchase of approximately Norwegian Kroner 771.2 million, Canadian Dollars 42.0 million and Singapore Dollars 4.0 million for U.S. Dollars at an average rate of 7.4818 Norwegian Kroner per U.S. Dollar, 1.4761 Canadian Dollar per U.S. Dollar and 1.7199 Singapore Dollar per U.S. Dollar, respectively. The foreign exchange forward contracts mature as follows: $59.7 million in 2004, $69.3 million in 2005, and $5.0 million in 2006.

The Company hedges a portion of its bunker fuel expenditures with bunker fuel swap contracts. As at June 30, 2004, the Company was committed to bunker fuel swap contracts totaling 23,200 metric tonnes, with a weighted-average price of $141.50 per tonne. The fuel swap contracts expire between July 2004 and September 2005.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at June 30, 2004 and for the Three and Six-Month Periods
Ended June 30, 2004 and 2003 is unaudited)

As at June 30, 2004, the Company was committed to the following interest rate swap agreements related to its LIBOR and EURIBOR based debt whereby certain of the Company’s floating-rate debt was swapped with fixed-rate obligations:
                                                                                          Weighted
                                                          Interest                         Average        Fixed
                                                            Rate          Principal       Remaining      Interest
                                                           Index           Amount           Term           Rate
                                                                                           (years)         (%)
                                                           ------------ -------------- ------------ --------------
         USD denominated interest rate swaps               LIBOR          600,000             1.3          2.75
         USD denominated interest rate swaps (1)           LIBOR          434,000             7.9          5.30
         USD denominated interest rate swaps (2)           LIBOR          330,984            21.8          6.67
         EURO denominated interest rate swaps (3) (4)      EURIBOR        326,017            19.5          5.90
         _____________________________________________________________________________

         (1)      Inception date of swaps is 2006 ($200.0 million) and 2007 ($234.0 million).
         (2)      Principal amounts reduce monthly to nil by their maturity dates.
         (3)      Principal amounts reduce monthly to 70.1 million Euros by their maturity dates.
         (4)      Principal amount in thousands of Euros.
The Company hedges certain of its voyage revenues through the use of forward freight agreements. Forward freight agreements involve contracts to provide a fixed number of theoretical voyages at fixed rates thus hedging a portion of the Company’s exposure to the spot charter market. As at June 30, 2004, the Company was committed to forward freight agreements totaling 5.0 million metric tonnes with a notional principal amount of $74.5 million. The forward freight agreements expire between July 2004 and September 2005.

During the three and six-month periods ended June 30, 2004, the Company recognized a net loss of $0.9 million ($0.1 million – 2003) and $1.1 million ($0.3 million – 2003) relating to the ineffective portion of its interest rate swap agreements and foreign currency forward contracts. The ineffective portion of these derivative instruments is presented as interest expense and other loss.

The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements, foreign exchange forward contracts, and forward freight agreements; however, the Company does not anticipate non-performance by any of the counter parties.

17.	Earnings Per Share
                                                            Three Months Ended              Six Months Ended
                                                          June 30,       June 30,        June 30,        June 30,
                                                            2004           2003            2004            2003
                                                             $               $              $               $
         --------------------------------------------- --------------- -------------- -------------- ---------------
         Net income available for common
           stockholders...............................          98,543         96,875        287,552         150,454
                                                       --------------- -------------- -------------- ---------------
         Weighted average number of common
           shares.....................................      82,603,379     79,651,592     82,112,086      79,566,668
         Dilutive effect of employee stock options....       2,461,857      1,393,848      2,425,278       1,344,794
         Dilutive effect of Equity Units..............       2,275,715              -      2,159,871               -
         --------------------------------------------- --------------- -------------- -------------- ---------------
         Common stock and common stock equivalents....      87,340,951     81,045,440     86,697,235      80,911,462
                                                       =============== ============== ============== ===============

         Earnings per common share:
           - Basic....................................            1.19           1.22           3.50            1.89
           - Diluted..................................            1.13           1.20           3.32            1.86

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at June 30, 2004 and for the Three and Six-Month Periods
Ended June 30, 2004 and 2003 is unaudited)

For the three and six-month periods ended June 30, 2003, the anti-dilutive effect of 4.1 million shares attributable to outstanding stock options and Equity Units was excluded from the calculation of diluted earnings per share. There was a nominal amount of shares attributable to outstanding stock options that were anti-dilutive for the three and six-month periods ended June 30, 2004, which was excluded from the calculation of diluted earnings per share.

18.	Subsequent Event

a)	In July 2004, the Company was awarded contracts to charter three LNG carriers to Ras Laffan Liquefied Natural Gas Co. Limited (II) (“RasGas II”), a joint venture company between ExxonMobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas II at fixed rates, with inflation adjustments, for a period of 20 years (with options at RasGas II election to extend an addition 15 years), commencing in late 2006 and early 2007.

In connection with these charter contracts, Teekay has entered into agreements with Daewoo Shipbuilding & Marine Engineering Co. Ltd. to construct three LNG carriers, representing a total contract price of approximately $510 million.

b)	In July 2004, the Company sold its 16 percent stake in A/S Dampskibsselskabet TORM to Danish and international institutional investors for total proceeds of approximately $130.2 million and will recognize a gain on sale of approximately $88 million in the third quarter of 2004.

c)	In July 2004, the Company sold four single-hull tankers built between 1988 and 1993, as well as three double-sided vessels built in 1988 and 1989, for an estimated gain of $46 million that will be recognized in the third quarter of 2004.

19.	Recent Pronouncements

On March 31, 2004, the Financial Accounting Standards Board published an Exposure Draft, “Share-Based Payment, an Amendment of FASB Statements No. 123 and 95.” The proposed change in accounting would replace the existing requirements under FAS 123 and APB 25. Under the proposal, all forms of share-based payments to employees, including employee stock options and employee stock purchase plans, would be treated the same as other forms of compensation by recognizing the related cost in the statements of income. This proposed Statement would eliminate the ability to account for stock-based compensation transactions using APB 25 and generally would require instead that such transactions be accounted for using a fair-value based method. The FASB has concluded that a binomial model such as a lattice model is preferred over the Black-Scholes valuation model in determining the fair value of an option at a grant date. The comment period for the exposure draft ended on June 30, 2004. The Company is investigating what impact the adoption of the exposure draft will have on its financial position and results of operations.

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(in thousands of U.S. dollars)
(unaudited)

                                                                  Three Months Ended June 30, 2004
                                           -------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                           Teekay Shipping    Guarantor    Non-Guarantor                  Shipping Corp.
                                                Corp.       Subsidiaries   Subsidiaries    Eliminations   & Subsidiaries
                                                  $               $              $              $               $
                                           -------------------------------------------------------------------------------

Voyage revenues                                       -        14,974          477,622       (14,974)         477,622
Operating expenses                                4,190         3,707          362,576       (14,974)         355,499
                                           -------------------------------------------------------------------------------
   Income (loss) from vessel operations          (4,190)       11,267          115,046             -          122,123
Net interest expense                             (7,704)            -          (18,085)            -          (25,789)
Equity in net income of subsidiaries            103,105             -                -      (103,105)               -
Other income (loss)                               7,332             -           (5,123)            -            2,209
                                           -------------------------------------------------------------------------------
Net income                                       98,543        11,267           91,838      (103,105)          98,543
Retained earnings, beginning of the period    1,274,488        14,855        1,549,649    (1,564,504)       1,274,488
Retained earnings adjustment (1)                      -        (9,544)           9,544             -                -
Dividends declared                              (10,327)            -                -             -          (10,327)
                                           -------------------------------------------------------------------------------
Retained earnings, end of the period          1,362,704        16,578        1,651,031    (1,667,609)       1,362,704
                                           ===============================================================================

(1)     During 2003 and the six-month period ended June 30, 2004, the Company has repurchased $103.9 million of the 8.32% Notes. Consequently, four of the Company’s guarantor subsidiaries were released from the guarantee of the 8.32% Notes during the three-month period ended June 30, 2004.

                                                                  Three Months Ended June 30, 2003
                                           -------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                           Teekay Shipping    Guarantor    Non-Guarantor                  Shipping Corp.
                                                Corp.       Subsidiaries   Subsidiaries    Eliminations  & Subsidiaries
                                                  $               $              $              $               $
                                           -------------------------------------------------------------------------------

Voyage revenues                                       -         9,034          462,271        (9,034)         462,271
Operating expenses                                2,916         7,916          332,797        (9,034)         334,595
                                           -------------------------------------------------------------------------------
   Income (loss) from vessel operations          (2,916)        1,118          129,474             -          127,676
Net interest expense                            (13,911)            -           (6,502)            -          (20,413)
Equity in net income of subsidiaries            113,856             -                -      (113,856)               -
Other loss                                         (154)            -          (10,234)            -          (10,388)
                                           -------------------------------------------------------------------------------
Net income                                       96,875         1,118          112,738      (113,856)          96,875
Retained earnings (deficit), beginning of
   the period                                   999,042       (12,735)       1,213,561    (1,200,826)         999,042
Dividends declared                               (8,550)            -                -             -           (8,550)
                                           -------------------------------------------------------------------------------
Retained earnings (deficit), end of the
   period                                     1,087,367       (11,617)       1,326,299    (1,314,682)       1,087,367
                                           ===============================================================================

___________________
      (See Note 9)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(in thousands of U.S. dollars)
(unaudited)

                                                                   Six Months Ended June 30, 2004
                                           -------------------------------------------------------------------------------
                                                           8.32% Notes                                       Teekay
                                               Teekay       Guarantor    Non-Guarantor                    Shipping Corp.
                                           Shipping Corp.  Subsidiaries   Subsidiaries   Eliminations    & Subsidiaries
                                                 $              $              $               $                $
                                           -------------------------------------------------------------------------------

Voyage revenues                                       -      33,305         1,029,073      (33,305)        1,029,073
Operating expenses                                7,744      12,290           711,629      (33,305)          698,358
                                           -------------------------------------------------------------------------------
   Income (loss) from vessel operations          (7,744)     21,015           317,444            -           330,715
Net interest expense                            (19,230)          -           (26,868)           -           (46,098)
Equity in net income of subsidiaries            318,619           -                 -     (318,619)                -
Other (loss) income                              (4,093)          -             7,028            -             2,935
                                           -------------------------------------------------------------------------------
Net income                                      287,552      21,015           297,604     (318,619)          287,552
Retained earnings, beginning of the period    1,095,650       5,107         1,343,883   (1,348,990)        1,095,650
Retained earnings adjustment (1)                      -      (9,544)            9,544            -                 -
Dividends declared                              (20,498)          -                 -            -           (20,498)
                                           -------------------------------------------------------------------------------
Retained earnings, end of the period          1,362,704      16,578         1,651,031   (1,667,609)        1,362,704
                                           ===============================================================================

(1)     During 2003 and the six-month period ended June 30, 2004, the Company has repurchased $103.9 million of the 8.32% Notes. Consequently, four of the Company’s guarantor subsidiaries were released from the guarantee of the 8.32% Notes during the three-month period ended June 30, 2004.

                                                                   Six Months Ended June 30, 2003
                                           -------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                           Teekay Shipping    Guarantor    Non-Guarantor                  Shipping Corp.
                                                Corp.       Subsidiaries   Subsidiaries    Eliminations   & Subsidiaries
                                                  $               $              $              $               $
                                           -------------------------------------------------------------------------------

Voyage revenues                                       -        17,901          744,503       (17,901)         744,503
Operating expenses                                6,464        16,406          534,161       (17,901)         539,130
                                           -------------------------------------------------------------------------------
   Operating income (loss)                       (6,464)        1,495          210,342             -          205,373
Net interest expense                            (24,727)            -           (9,226)            -          (33,953)
Equity in net income of subsidiaries            182,382             -                -      (182,382)               -
Other loss                                         (737)            -          (20,229)            -          (20,966)
                                           -------------------------------------------------------------------------------
Net income                                      150,454         1,495          180,887      (182,382)         150,454
Retained earnings (deficit), beginning of
   the period                                   954,005       (13,112)       1,145,412    (1,132,300)         954,005
Dividends declared                              (17,092)            -                -             -          (17,092)
                                           -------------------------------------------------------------------------------
Retained earnings (deficit), end of the
   period                                     1,087,367       (11,617)       1,326,299    (1,314,682)       1,087,367
                                           ===============================================================================

___________________
      (See Note 9)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)
(unaudited)

                                                                        As at June 30, 2004
                                          ---------------------------------------------------------------------------------
                                                            8.32% Notes                                        Teekay
                                          Teekay Shipping    Guarantor    Non-Guarantor                    Shipping Corp.
                                               Corp.       Subsidiaries    Subsidiaries    Eliminations    & Subsidiaries
                                                 $               $              $                $               $
                                          ---------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                            -               -         215,743               -           215,743
Other current assets                             4,411             298         463,861        (145,000)          319,677
                                          ---------------------------------------------------------------------------------
     Total current assets                        4,411             298         675,711        (145,000)          535,420
Vessels and equipment (net)                          -          89,956       3,505,633         (89,956)        3,505,633
Advances due from subsidiaries                 242,318               -               -        (242,318)                -
Investment in direct financing leases                -               -          90,250               -            90,250
Other assets (principally marketable
     securities, restricted cash and
     investments in subsidiaries)            2,230,424               -         518,777      (2,230,424)          518,777
Investment in joint ventures                         -               -          52,840               -            52,840
Intangible assets - net                              -               -         293,968               -           293,968
Goodwill                                             -               -         179,303               -           179,303
                                          ---------------------------------------------------------------------------------
                                             2,477,153          90,254       5,316,482      (2,707,698)        5,176,191
                                          =================================================================================
LIABILITIES & STOCKHOLDERS'  EQUITY
Current liabilities                             27,589             793         477,880        (145,000)          361,262
Long-term debt and other long-term
     liabilities                               561,410               -       2,256,016               -         2,817,426
Due (from) to affiliates                             -         (73,045)        679,485        (606,440)                -
                                          ---------------------------------------------------------------------------------
     Total liabilities                         588,999         (72,252)      3,413,381        (751,440)        3,178,688
                                          ---------------------------------------------------------------------------------
Minority interest                                    -               -          14,179               -            14,179
Stockholders' Equity
Capital stock                                  525,450              11           5,955          (5,966)          525,450
Contributed capital                                  -         145,917         136,766        (282,683)                -
Retained earnings                            1,362,704          16,578       1,651,031      (1,667,609)        1,362,704
Accumulated other comprehensive income               -               -          95,170               -            95,170
                                          ---------------------------------------------------------------------------------
     Total stockholders' equity              1,888,154         162,506       1,888,922      (1,956,258)        1,983,324
                                          ---------------------------------------------------------------------------------
                                             2,477,153          90,254       5,316,482      (2,707,698)        5,176,191
                                          =================================================================================

                                                                       As at December 31, 2003
                                          ---------------------------------------------------------------------------------
                                                            8.32% Notes                                        Teekay
                                              Teekay         Guarantor    Non-Guarantor                    Shipping Corp.
                                          Shipping Corp.    Subsidiaries   Subsidiaries     Eliminations   & Subsidiaries
                                                 $               $              $                $                $
                                         ------------------ ------------ ----------------- --------------- ----------------
ASSETS
Cash and cash equivalents                              -            -           292,284              -           292,284
Other current assets                               1,429          344           282,476        (96,000)          188,249
                                         ------------------ ------------ ----------------- --------------- ----------------
     Total current assets                          1,429          344           574,760        (96,000)          480,533
Vessels and equipment (net)                            -      242,182         2,332,678              -         2,574,860
Advances due from subsidiaries                   309,071            -                 -       (309,071)                -
Investment in direct financing leases                  -            -            73,073              -            73,073
Other assets (principally marketable
  securities         and investments
  in subsidiaries)                             1,911,491            -           155,844     (1,911,491)          155,844
Investment in joint ventures                           -            -            54,392              -            54,392
Intangible assets - net                                -            -           118,588              -           118,588
Goodwill                                               -            -           130,754              -           130,754
                                         ------------------ ------------ ----------------- --------------- ----------------
                                               2,221,991      242,526         3,440,089     (2,316,562)        3,588,044
                                         ================== ============ ================= =============== ================
LIABILITIES & STOCKHOLDERS'  EQUITY
Current liabilities                               25,371        1,746           343,515        (96,000)          274,632
Long-term debt and other long-term
liabilities                                      608,317            -         1,037,946              -         1,646,263
Due (from) to affiliates                               -     (133,657)          493,190       (359,533)                -
                                         ------------------ ------------ ----------------- --------------- ----------------
     Total liabilities                           633,688     (131,911)        1,874,651       (455,533)        1,920,895
                                         ------------------ ------------ ----------------- --------------- ----------------
Minority Interest                                      -            -            15,322              -            15,322
Stockholders' Equity
Capital stock                                    492,653           23             5,943         (5,966)          492,653
Contributed capital                                    -      369,307           136,766       (506,073)                -
Retained earnings                              1,095,650        5,107         1,343,883     (1,348,990)        1,095,650
Accumulated other comprehensive loss                   -            -            63,524              -            63,524
                                         ------------------ ------------ ----------------- --------------- ----------------
     Total stockholders' equity                1,588,303      374,437         1,550,116     (1,861,029)        1,651,827
                                         ------------------ ------------ ----------------- --------------- ----------------
                                               2,221,991      242,526         3,440,089     (2,316,562)        3,588,044
                                         ================== ============ ================= =============== ================

___________________
      (See Note 9)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

                                                                     Six Months Ended June 30, 2004
                                              ----------------- ------------- --------------- ------------ ----------------
                                                                8.32% Notes                                    Teekay
                                                   Teekay        Guarantor    Non-Guarantor                Shipping Corp.
                                               Shipping Corp.   Subsidiaries   Subsidiaries   Eliminations & Subsidiaries
                                                     $               $              $              $              $
                                              ----------------- ------------- --------------- ------------ ----------------
Cash and cash equivalents provided by
     (used for)
OPERATING ACTIVITIES
                                              ----------------- ------------- --------------- ------------ ----------------
     Net cash flow from (used for)
     operating activities                           (32,985)        26,749          402,415           -          396,179
                                              ----------------- ------------- --------------- ------------ ----------------
FINANCING ACTIVITIES
Net proceeds from long-term debt                          -              -          874,236           -          874,236
Scheduled repayments of long-term debt              (45,000)             -          (31,662)          -          (76,662)
Prepayments of long-term debt                        (1,000)             -         (703,170)          -         (704,170)
Other                                                78,985        (26,611)         (51,160)          -            1,214
                                              ----------------- ------------- --------------- ------------ ----------------
     Net cash flow from (used for)
     financing activities                            32,985        (26,611)          88,244           -           94,618
                                              ----------------- ------------- --------------- ------------ ----------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                    -           (138)        (263,577)          -         (263,715)
Purchase of Naviera F. Tapias, S.A.                       -              -         (286,112)          -         (286,112)
Proceeds from sale of marketable securities               -              -            8,806           -            8,806
Other                                                     -              -          (26,317)          -          (26,317)
                                              ----------------- ------------- --------------- ------------ ----------------
     Net cash flow used in investing
     activities                                           -           (138)        (567,200)          -         (567,338)
                                              ----------------- ------------- --------------- ------------ ----------------
Decrease in cash and cash equivalents                     -              -          (76,541)          -          (76,541)
Cash and cash equivalents, beginning of the
period                                                    -              -          292,284           -          292,284
                                              ----------------- ------------- --------------- ------------ ----------------
Cash and cash equivalents, end of the period              -              -          215,743           -          215,743
                                              ================= ============= =============== ============ ================

                                                                     Six Months Ended June 30, 2003
                                              -----------------------------------------------------------------------------
                                                                8.32% Notes                                    Teekay
                                                   Teekay        Guarantor    Non-Guarantor                Shipping Corp.
                                               Shipping Corp.   Subsidiaries   Subsidiaries   Eliminations & Subsidiaries
                                                     $               $              $              $              $
                                              ----------------- ------------- --------------- ------------ ----------------
Cash and cash equivalents provided by
     (used for)
OPERATING ACTIVITIES
                                              ----------------- ------------- --------------- ------------ ----------------
     Net cash flow from (used for)
     operating activities                            (8,389)         3,146          265,941           -          260,698
                                              ----------------- ------------- --------------- ------------ ----------------
FINANCING ACTIVITIES
Net proceeds from long-term debt                    138,529              -        1,357,970           -        1,496,499
Scheduled repayments of long-term debt                    -              -          (37,203)          -          (37,203)
Prepayments of long-term debt                             -              -         (945,000)          -         (945,000)
Other                                              (130,140)        (2,851)         122,300           -          (10,691)
                                              ----------------- ------------- --------------- ------------ ----------------
     Net cash flow from (used for)
     financing activities                             8,389         (2,851)         498,067           -          503,605
                                              ----------------- ------------- --------------- ------------ ----------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                    -           (295)        (115,362)          -         (115,657)
Proceeds from sale of vessels and equipment               -              -           42,615           -           42,615
Purchase of Navion AS                                                              (703,590)          -         (703,590)
Other                                                     -              -           20,903           -           20,903
                                              ----------------- ------------- --------------- ------------ ----------------
     Net cash flow used for investing
     activities                                           -           (295)        (755,434)          -         (755,729)
                                              ----------------- ------------- --------------- ------------ ----------------
Increase in cash and cash equivalents                     -              -            8,574           -            8,574
Cash and cash equivalents, beginning of the
the period                                                -              -          284,625           -          284,625
                                              ----------------- ------------- --------------- ------------ ----------------
Cash and cash equivalents, end of the period              -              -          293,199           -          293,199
                                              ================= ============= =============== ============ ================

___________________
      (See Note 9)

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
June 30, 2004
PART I — FINANCIAL INFORMATION

ITEM 2 -           MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

General

Teekay is one of the world’s leading providers of international crude oil and petroleum product transportation services, transporting more than 10 percent of the world’s seaborne oil, and is also expanding its position in the rapidly growing liquefied natural gas shipping sector. As at June 30, 2004, our fleet (excluding vessels managed for third parties) consisted of 165 vessels (including 17 newbuildings on order, 51 vessels time-chartered-in and eight vessels owned through joint ventures). Our conventional tankers provide for a total cargo-carrying capacity of approximately 17.3 million deadweight tonnes, and our LNG fleet capacity totals approximately 0.6 million cubic meters.

Our voyage revenues are derived from:

•	Spot voyages,
•	Time charters, whereby vessels are chartered to customers for a fixed period, and
•	Contracts of affreightment, where we carry an agreed quantity of cargo for a customer over a specified trade route within a given period of time.

Our fleet is divided into three main segments, the spot tanker segment, the fixed-rate tanker segment and the fixed-rate LNG segment.

Spot Tanker Segment

Our spot tanker segment consists of conventional crude oil tankers and product carriers operating on the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or short-term fixed-rate contracts. We consider contracts that have an original term of less than three years in duration to be short-term. All of our very large crude carrier fleet and substantially all of our conventional Aframax, large product and small product tanker fleets are among the vessels included in the spot tanker segment. Our spot market operations contribute to the volatility of our revenues, cash flow from operations and net income. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. During the second quarter, we acquired one Suezmax tanker as part of the acquisition of Naviera F. Tapias, S.A. (or Tapias) and took delivery of two Aframax newbuildings which are trading in the spot market. As at June 30, 2004, we had seven Aframax tankers on order in our spot tanker segment scheduled to be delivered between July 2004 and March 2007, three large product tankers scheduled to be delivered between August 2005 and December 2006 and one Suezmax tanker scheduled to be delivered in March 2005. The Suezmax tanker newbuilding was acquired as part of the Tapias acquisition.

Fixed-Rate Tanker Segment

Our fixed-rate tanker segment includes our shuttle tanker operations (operated through our subsidiaries Navion AS, or Navion, and Ugland Nordic Shipping, or UNS), floating storage and offtake vessels, a liquid petroleum gas carrier, and conventional crude oil, methanol and product tankers on long-term fixed-rate time-charter contracts or contracts of affreightment. Our shuttle tanker operations provide services to oil companies, primarily in the North Sea, under long-term fixed-rate contracts of affreightment or time-charter agreements. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to the offshore oil platforms, which generally reduces oil production. During the second quarter, we added seven Suezmax tankers to the fixed-rate tanker segment (including two Suezmax newbuildings expected to be delivered in October 2004 and July 2005) as part of the Tapias acquisition. As at June 30, 2004, we also had two newbuilding conventional crude oil Aframax tankers on order in our fixed-rate tanker segment, which are scheduled to be delivered in January 2008 and March 2008. The two Aframax tankers will commence 10-year long-term charters to our joint venture, Skaugen PetroTrans Inc. (SPT), upon delivery. In April 2004, we commenced a charter contract to provide Unocal Thailand with a floating storage and offtake vessel (the Pattani Spirit) for a minimum period of 10 years.

Fixed-Rate LNG Segment

Our fixed-rate LNG segment consists of liquefied natural gas (LNG) carriers subject to long-term fixed-rate time-charter contracts. The acquisition of Tapias established Teekay’s presence in LNG shipping, the fastest growing sector of sea-borne energy transportation. Our fixed-rate LNG segment includes Teekay Shipping Spain’s (formerly Tapias) two existing LNG carriers from May 1, 2004, the date of the Tapias acquisition. In July 2004, we took delivery of a third newbuilding LNG carrier, which commenced service under a 25-year time-charter contract (with a charterer’s option to extend an additional five years). A fourth newbuilding LNG carrier is expected to deliver in the fourth quarter of 2004, when it will commence service under a 20-year time-charter contract (with a charterer’s option to extend an additional ten years). We have been awarded long-term contracts to charter three LNG carriers to Ras Lafan Liquefied Natural Gas Co. Limited (RasGas II), a joint venture company between ExxonMobil Corporation and Qatar Petroleum. The vessels will be time-chartered to RasGas II for a period of 20 years (with a charterer’s option to extend an additional 15 years), commencing in late 2006 and early 2007. On July 1, 2004, we ordered the three LNG carriers for the RasGas II project, which are expected to deliver in late 2006 and early 2007.

Acquisition of Naviera F. Tapias, S.A.

On April 30, 2004, we acquired 100% of the issued and outstanding shares of Naviera F. Tapias, S.A. for $298.2 million in cash and the assumption of existing debt. See Item 1 — Financial Statements: Note 3 — Acquisition of Naviera F. Tapias, S.A.

We expect to realize financial and operating benefits as a result of our acquisition of Tapias, including added stability to our cash flow and earnings throughout the tanker market cycle as a result of the fixed-rate, long-term nature of Tapias’ charter contracts. We believe that Tapias’ long-term charter contracts with financially strong customers will add significantly to our fixed-rate segments and will further increase our annualized cash flow from vessel operations from long-term fixed-rate contracts. We believe the acquisition gives us a base to build on in the high-growth LNG shipping market and also provides us with further operating leverage to the spot tanker market.

Acquisition of 50% of PetroTrans Holdings Ltd.

On September 30, 2003, we acquired 50% of the issued and outstanding shares of PetroTrans Holdings Ltd., the parent company of SPT. We funded this acquisition with available cash. See Item 1- Financial Statements: Note 4 — Acquisition of 50% of PetroTrans Holdings Ltd.

Acquisition of Navion AS

In April 2003, we acquired 100% of the issued and outstanding shares of Navion for approximately $774.2 million in cash, including transaction costs of approximately $7 million. See Item 1 — Financial Statements: Note 5 — Acquisition of Navion AS

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States (GAAP), which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments, and opinions. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application. For a further description of our material accounting policies, see Note 1 to our consolidated financial statements for the year ended December 31, 2003 included in our Annual Report on Form 20-F filed with the SEC.

Revenue Recognition

We generate a majority of our revenues from spot voyages and voyages servicing contracts of affreightment. Within the shipping industry, the two methods used to account for voyage revenues and expenses are the percentage of completion and the completed voyage methods. Most shipping companies, including us, use the percentage of completion method. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis.

In applying the percentage of completion method, we believe that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be. We use this method of revenue recognition for all spot voyages and voyages servicing contracts of affreightment, with an exception for our shuttle tankers servicing contracts of affreightment with offshore oil fields. In this case a voyage commences with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting.

Revenues from time charters and bareboat charters are recorded over the term of the charter as service is provided.

Vessel Lives and Impairment

The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation or impairment charges. Depreciation is calculated using an estimated useful life of 25 years for Aframax, Suezmax, very large crude carrier (or VLCC), and product tankers, and 35 years for LNG carriers, from the date the vessel was originally delivered from the shipyard, or a shorter period if regulations prevent us from trading the vessels to 25 years or 35 years, respectively. In the shipping industry, the use of a 25-year vessel life for Aframax, Suezmax, VLCC and product tankers has become the prevailing standard. In addition, the use of a 30 to 40 year vessel life for LNG carriers is typical within the shipping industry. However, the actual life of a vessel may be different, with a shorter life potentially resulting in an impairment loss. In addition, we have reduced the estimated useful lives from 25 years to an average of approximately 21 years for the 18 remaining vessels affected by the International Maritime Organization regulatory changes announced in 2003. We are not aware of any other regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of these assets by comparing their carrying amount to future undiscounted cash flows that the assets are expected to generate over the useful remaining life. If we consider vessels and equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the assets over their fair market value.

Goodwill

Effective January 1, 2002, goodwill and indefinite lived intangible assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. An impairment test requires us to estimate future cash flows. If events or circumstances change, including reductions in anticipated cash flows generated by operations, goodwill could become impaired and require a charge to earnings.

Tanker Market Overview

During the second quarter of 2004, oil tanker freight rates declined from the near record levels reached in the prior quarter, yet remained at relatively high levels when compared to historical averages due to continued favorable tanker market fundamentals.

Global oil demand, an underlying driver of oil tanker demand, continued to be strong, averaging 80.4 million barrels per day (mb/d) during the second quarter of 2004, a decline of 1.1 mb/d from the previous quarter but 3.9 mb/d higher than the second quarter of 2003. The year-on-year increase in global oil demand during the second quarter of 2004 was attributable mainly to the recovery of the global economy. On July 13, 2004, the International Energy Agency (IEA) raised its forecast for 2004 oil demand to 81.4 mb/d, which represents a 2.5 mb/d, or 3.2% increase over 2003 demand, the highest growth rate in 25 years. For 2005, the IEA forecasts a further increase in oil demand of 1.8 mb/d, or 2.2%, over 2004, to 83.2 mb/d.

Global oil supply grew by 0.1 mb/d to 81.9 mb/d in the second quarter of 2004 compared with the first quarter of 2004. OPEC production rose by 0.2 mb/d due to increased output from Saudi Arabia, while non-OPEC production levels declined by 0.1 mb/d as a result of a decrease in North American and European output. At its June 3, 2004 meeting, OPEC raised its production quota by 2.0 mb/d, effective on July 1, 2004, in a bid to meet strong global oil demand. On July 15, 2004, OPEC announced that it would raise its output quota by a further 0.5 mb/d, effective on August 1, 2004.

The size of the world oil tanker fleet increased to 324.0 million deadweight tonnes (mdwt) as of June 30, 2004, up 0.8% from the end of the previous quarter. Deletions totaled 2.8 mdwt in the second quarter of 2004, down from 4.1 mdwt in the previous quarter. Deliveries of oil tanker newbuildings during the second quarter of 2004 totaled 5.6 mdwt compared to the 8.5 mdwt in the previous quarter.

As at June 30, 2004, the world oil tanker orderbook stood at 84.9 mdwt, representing 26.2% of the total world oil tanker fleet, compared to 81.6 mdwt, or 25.4%, at the end of the previous quarter.

Results of Operations

In accordance with GAAP, we report gross voyage revenues in our income statements and include voyage expenses among our operating expenses. Our voyage expenses comprise all expenses relating to particular voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. However, bulk shipping industry freight rates are commonly measured in the shipping industry at the net voyage revenues level in terms of “time-charter equivalent” (TCE rates), defined as voyage revenues less voyage expenses, divided by calendar-ship-days. Voyage revenues and voyage expenses are a function of the type of charter, either spot charter or time-charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. Under time-charter contracts the charterer pays for the voyage expenses whereas under voyage charter contracts the shipowner pays for voyage expenses. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Accordingly, the discussion of revenue below focuses on net voyage revenues (i.e. voyage revenues less voyage expenses) and TCE rates of our three reportable segments where applicable. See Item 1 — Financial Statements: Note 2 — Segment Reporting.

The following tables compare our net voyage revenues by reportable segment for the three and six-month periods ended June 30, 2004, and June 30, 2003 to the most directly comparable GAAP financial measure:

----------------- ------------------------------------------------- -------------------------------------------------
                                 Three Months Ended                                Three Months Ended
                                   June 30, 2004                                     June 30, 2003
----------------- ------------------------------------------------- -------------------------------------------------
                      Spot     Fixed-Rate  Fixed-Rate                   Spot     Fixed-Rate   Fixed-Rate
                     Tanker      Tanker       LNG                      Tanker      Tanker       LNG
                     Segment     Segment    Segment        Total       Segment     Segment     Segment       Total
                    ($000's)    ($000's)    ($000's)     ($000's)     ($000's)    ($000's)    ($000's)     ($000's)
----------------- ----------- ------------ ----------- ------------ ----------- ------------ ----------- ------------

Voyage Revenues..     290,688     178,935        7,999     477,622      314,366     147,905       -          462,271
Voyage Expenses..      87,723      20,870          115     108,708       92,180      17,007       -          109,187
----------------- ----------- ------------ ----------- ------------ ----------- ------------ ----------- ------------
Net Voyage
Revenues.........     202,965     158,065        7,884     368,914      222,186     130,898       -          353,084
----------------- ----------- ------------ ----------- ------------ ----------- ------------ ----------- ------------

----------------- ------------------------------------------------- -------------------------------------------------
                                 Three Months Ended                                Three Months Ended
                                   June 30, 2004                                     June 30, 2003
----------------- ------------------------------------------------- -------------------------------------------------
                      Spot     Fixed-Rate  Fixed-Rate                  Spot      Fixed-Rate   Fixed-Rate
                     Tanker      Tanker       LNG                     Tanker       Tanker       LNG
                     Segment     Segment    Segment       Total       Segment      Segment     Segment       Total
                      (%)          (%)         (%)         (%)         (%)           (%)         (%)          (%)
----------------- ----------- ------------ ----------- ------------ ----------- ------------ ----------- ------------
Voyage Revenues..     60.9        37.4         1.7         100         68.0         32.0          -           100
Voyage Expenses..     80.7        19.2         0.1         100         84.4         15.6          -           100
----------------- ----------- ------------ ----------- ------------ ----------- ----------- ------------ ------------
Net Voyage
Revenues.........     55.0        42.9         2.1         100         62.9         37.1          -           100
----------------- ----------- ------------ ----------- ------------ ----------- ----------- ------------ ------------

----------------- ------------------------------------------------- -------------------------------------------------
                                  Six Months Ended                                  Six Months Ended
                                   June 30, 2004                                     June 30, 2003
----------------- ------------------------------------------------- -------------------------------------------------
                      Spot     Fixed-Rate  Fixed-Rate                   Spot     Fixed-Rate   Fixed-Rate
                     Tanker      Tanker       LNG                      Tanker      Tanker       LNG
                     Segment     Segment    Segment        Total       Segment     Segment     Segment       Total
                    ($000's)    ($000's)    ($000's)     ($000's)     ($000's)    ($000's)    ($000's)     ($000's)
----------------- ----------- ------------ ----------- ------------ ----------- ----------- ------------ ------------

Voyage Revenues..     666,544     354,530        7,999   1,029,073      556,083     188,420        -         744,503
Voyage Expenses..     175,498      36,979          115     212,592      160,429      18,092        -         178,521
----------------- ----------- ------------ ----------- ------------ ----------- ----------- ------------ ------------
Net Voyage
Revenues.........     491,046     317,551        7,884     816,481      395,654     170,328        -         565,982
----------------- ----------- ------------ ----------- ------------ ----------- ----------- ------------ ------------

----------------- ------------------------------------------------- -------------------------------------------------
                                  Six Months Ended                                  Six Months Ended
                                   June 30, 2004                                     June 30, 2003
----------------- ------------------------------------------------- -------------------------------------------------
                      Spot     Fixed-Rate  Fixed-Rate                  Spot      Fixed-Rate   Fixed-Rate
                     Tanker      Tanker       LNG                     Tanker       Tanker       LNG
                     Segment     Segment    Segment       Total       Segment      Segment     Segment       Total
                      (%)          (%)         (%)         (%)         (%)           (%)         (%)          (%)
----------------- ----------- ------------ ----------- ------------ ----------- ----------- ------------ ------------

Voyage Revenues..     64.8         34.4        0.8         100          74.7         25.3         -           100
Voyage Expenses..     82.5         17.4        0.1         100          89.9         10.1         -           100
----------------- ----------- ------------ ----------- ------------ ----------- ----------- ------------ ------------
Net Voyage
Revenues.........     60.1         38.9        1.0         100          69.9         30.1         -           100
----------------- ----------- ------------ ----------- ------------ ----------- ----------- ------------ ------------

The following tables outline the TCE rates earned by the vessels in our spot tanker segment for the three and six-month periods ended June 30, 2004, and June 30, 2003:

------------------------------------------- -------------------------------------- ------------------------------------
                                                     Three Months Ended                   Three Months Ended
                                                        June 30, 2004                        June 30, 2003
------------------------------------------- -------------------------------------- ------------------------------------
                                             Net Voyage                TCE per      Net Voyage               TCE per
                                              Revenues     Calendar    calendar-      Revenues    Calendar   calendar-
Vessel Type                                   ($000's)       Days     ship-day ($)    ($000's)      Days    ship-day ($)
------------------------------------------- ------------ ----------- ------------- ------------ ---------- ------------
Very Large Crude Carriers..................     14,957         273       54,788         7,614         176      43,261
Suezmax Tankers............................     23,861         647       36,879        27,650         612      45,180
Aframax Tankers............................    142,024       5,152       27,567       152,949       5,597      27,327
Oil/Bulk/Ore Carriers(1)...................          -           -            -        11,117         646      17,209
Large Product Tankers......................     10,227         503       20,332         7,590         177      42,881
Small Product Tankers......................     11,896         902       13,188        11,669         960      12,155
------------------------------------------- ------------ ----------- ------------- ------------ ---------- ------------
   Totals..................................    202,965       7,477       27,145       218,589       8,168      26,762
=========================================== ============ =========== ============= ============ ========== ============

------------------------------------------- -------------------------------------- ------------------------------------
                                                      Six Months Ended                     Six Months Ended
                                                        June 30, 2004                        June 30, 2003
------------------------------------------- -------------------------------------- ------------------------------------
                                             Net Voyage                TCE per      Net Voyage               TCE per
                                              Revenues     Calendar    calendar-      Revenues    Calendar   calendar-
Vessel Type                                   ($000's)       Days     ship-day ($)    ($000's)      Days    ship-day ($)
------------------------------------------- ------------ ----------- ------------- ------------ ---------- ------------
Very Large Crude Carriers..................     34,357         546       62,925        14,650         266      55,075
Suezmax Tankers............................     60,336       1,208       49,947        27,650         612      45,180
Aframax Tankers............................    348,110      10,274       33,883       301,357      10,757      28,015
Oil/Bulk/Ore Carriers(1)...................      3,269         157       20,822        23,915       1,366      17,507
Large Product Tankers......................     21,081         898       23,476         7,590         177      42,881
Small Product Tankers......................     23,339       1,749       13,344        11,669         960      12,155
------------------------------------------- ------------ ----------- ------------- ------------ ---------- ------------
   Totals..................................    490,492      14,832       33,070       386,831      14,138      27,361
=========================================== ============ =========== ============= ============ ========== ============
(1) The oil/bulk/ore fleet’s net voyage revenues exclude $nil (three-month period ended June 30, 2004), $3.6 million (three-month period ended June 30, 2003), $0.5 million (six-month period ended June 30, 2004) and $8.8 million (six-month period ended June 30, 2003) of net voyage revenues earned by the minority pool participants in the Panamax oil/bulk/ore pool that we operated prior to our disposition of all of our oil/bulk/ore carriers and the termination of the pool.

Our acquisition of Tapias was completed on April 30, 2004. Consequently, our 2004 financial results for our segments only reflect Tapias’ results of operations commencing May 1, 2004. Our acquisition of Navion was completed during April 2003. Consequently, our 2003 financial results for our segments only reflect Navion’s results of operations commencing April 1, 2003.

Spot Tanker Segment

TCE rates for the vessels in our spot tanker segment primarily depend on oil production and consumption levels, the number of vessels scrapped, the number of newbuildings delivered and charterers’ preference for modern tankers. As a result of our dependence on the tanker spot market, any fluctuations in TCE rates will impact our revenues and earnings. Our average TCE rate for the vessels in our spot tanker segment increased 1.4% and 20.9%, respectively, to $27,145 and $33,070 for the three and six-month periods ended June 30, 2004, from $26,762 and $27,361 for the same periods last year.

The average fleet size of our spot tanker fleet (including vessels chartered-in) decreased 8.5% for the three-month period ended June 30, 2004 from the same period last year, primarily due to the sale of a number of older single-hull vessels during the last 12 months, partially offset by newbuilding deliveries and additional in-chartered vessels. The average fleet size of our spot tanker fleet (including vessels chartered-in) increased 4.9% for the six-month period ended June 30, 2004 from the same period last year, primarily due to the acquisition of Navion, and an increase in the number of vessels chartered-in, partially offset by the sale of older vessels in the second half of 2003.

Net voyage revenues for the spot tanker segment decreased 8.7% to $203.0 million for the three-month period ended June 30, 2004, from $222.2 million for the same period last year, primarily due to the decrease in fleet size from the same period last year. Net voyage revenues for the spot tanker segment increased 24.1% to $491.0 million for the six-month period ended June 30, 2004, from $395.7 million for the same period last year, primarily due to higher tanker rates and the increase in average fleet size from the same period last year.

Vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores and lubes, and communication expenses, decreased 26.7% and 26.3% to $23.8 million and $47.2 million, respectively, for the three and six-month periods ended June 30, 2004, from $32.4 million and $64.0 million in the same periods last year. The decreases in vessel operating expenses were mainly attributable to the sale of older vessels in the last half of 2003 and lower repairs and maintenance activity, partially offset by the increase in the number of vessels resulting from the acquisition of Tapias.

Time-charter hire expense increased 18.8% and 88.1% to $60.4 million and $119.9 million for the three and six-month periods ended June 30, 2004, from $50.8 million and $63.7 million, respectively, for the same periods last year. The increase for the three-month period ended June 30, 2004 was due primarily to the sale and leaseback of three Aframax vessels in December 2003 and the additional in-charter of six product tankers in the last six months of 2003 and the first six months of 2004. The increase for the six-month period ended June 30, 2004 was due primarily to the aforementioned factors and the acquisition of Navion.

Depreciation and amortization expense decreased 6.6% and 7.0% to $26.0 million and $50.9 million, respectively, for the three and six-month periods ended June 30, 2004, from $27.8 million and $54.7 million for the same periods last year. The decreases in depreciation and amortization were primarily attributable to the previously mentioned sale of older vessels in 2003. Drydock amortization was $4.5 million and $8.9 million, respectively, for the three and six-month periods ended June 30, 2004, compared to $5.8 million and $11.1 million for the same periods last year. The decreases in drydock amortization were primarily due to the previously mentioned dispositions of older vessels in 2003.

Write-downs and (gain) loss on sale of vessels for the three and six-month periods ended June 30, 2004 reflects gains of $0.5 million and $1.1 million, respectively, which primarily include the amortization of a deferred gain on the sale and leaseback of three Aframax tankers in December 2003. The write-downs and (gain) loss on sale of vessels for the three and six-month periods ended June 30, 2003 reflect losses of $4.7 million and $30.5 million, respectively, which are primarily comprised of the writedown of vessel values in connection with their dispositions.

Restructuring charges of $0.2 million and $1.0 million, respectively, were incurred for the three and six-month periods ended June 30, 2004 relating to the closure of our Oslo office. We had no restructuring charges in the same periods last year.

Fixed-Rate Tanker Segment

The average fleet size of our fixed-rate tanker segment (including vessels chartered-in) increased 37.6% for the three-month period ended June 30, 2004 compared to the same period last year, primarily due to the delivery of five conventional tankers on charter to ConocoPhillips, the acquisition of Tapias, the delivery of three Suezmax shuttle tankers, and one FSO unit during the latter half of 2003 and early 2004. The average fleet size of our fixed rate tanker segment (including vessels chartered-in) increased 85.8% for the six-month period ended June 30, 2004, compared to the same period last year, primarily due to the aforementioned reasons and the acquisition of Navion.

Net voyage revenues increased 20.8% and 86.4% to $158.1 million and $317.6 million, respectively, for the three and six-month periods ended June 30, 2004, from $130.9 million and $170.3 million for the same periods last year due primarily to the increase in fleet size. The tankers acquired as part of our acquisition of Tapias generated, on average, less revenue per ship day than the other vessels in our fixed-rate tanker segment.

Vessel operating expenses increased 22.8% and 57.7% to $28.4 million and $53.8 million, respectively, for the three and six-month periods ended June 30, 2004, from $23.1 million and $34.1 million for the same periods last year, primarily due to the increase in fleet size as mentioned above.

Time-charter hire expense increased 8.3% and 123.5% to $46.2 million and $95.3 million, respectively, for the three and six-month periods ended June 30, 2004 compared to the same periods last year. We did not have any chartered-in tankers in the fixed-rate tanker segment prior to the acquisition of Navion. As at June 30, 2004, we had 13 chartered-in shuttle tankers and one chartered-in methanol carrier, compared to 12 chartered-in shuttle tankers and one chartered-in methanol carrier at June 30, 2003.

Depreciation and amortization expense increased 47.9% and 78.8% to $32.5 million and $61.2 million, respectively, for the three and six-month periods ended June 30, 2004, from $22.0 million and $34.2 million for the same periods last year. The increases were mainly due to increased vessel cost amortization as a result of the acquisitions of Navion and Tapias. Depreciation and amortization expense included amortization of drydocking costs of $1.6 million and $3.0 million, respectively, in the three and six-month periods ended June 30, 2004, compared to $0.9 million and $2.0 million for the same periods last year.

No restructuring charges were incurred in the three and six-month periods ended June 30, 2004. Restructuring charges of $1.3 million were incurred in the three and six-month periods ended June 2003 relating to the closure of our Melbourne office.

Fixed-Rate LNG Segment

The results of our fixed-rate LNG segment reflect the operations of our two LNG carriers acquired as part of the acquisition of Tapias from May 1, 2004. We had no LNG operations prior to the Tapias acquisition.

Net voyage revenues totaled $7.9 million and vessel operating expenses totaled $1.6 million for both the three and six-month periods ended June 30, 2004.

Depreciation and amortization was $2.4 million for both the three and six-month periods ended June 30, 2004, which includes $0.7 million amortization of time-charter contracts acquired as part of the Tapias acquisition.

Other Operating Results

General and administrative expenses increased 25.2% to $25.8 million and 51.3% to $53.4 million, respectively, for the three and six-month periods ended June 30, 2004, from $20.6 million and $35.3 million for the same periods last year. The increase for the three-month period ended June 30, 2004 is attributed to our acquisition of Tapias and certain severance-related costs. The increase for the six-month period ended June 30, 2004 reflects the aforementioned reasons, our acquisition of Navion and underaccrued performance bonuses paid during the first quarter of 2004, which related to 2003 results.

Interest expense increased 41.3% to $30.7 million, and 44.8% to $52.2 million, respectively, for the three and six-month periods ended June 30, 2004, from $21.7 million and $36.1 million for the same periods last year. The increase primarily reflects the additional debt resulting from the purchase of Navion and Tapias.

Interest income increased 279.4% and 187.7% to $4.9 million and $6.1 million, respectively, for the three and six-month periods ended June 30, 2004, from $1.3 million and $2.1 million in the same periods for last year. These increases were primarily due to the assumption of cash and restricted cash from the acquisition of Tapias. See Item 1 – Notes to the Consolidated Financial Statements: Note 10 – Restricted Cash and Capital Lease Obligations.

Equity income from joint ventures was $3.3 million and $5.1 million, respectively for the three and six-month periods ended June 30, 2004, compared to $1.6 million and $2.4 million in the same periods last year. These increases are primarily the result of our 50% investment in SPT made during September 2003.

Other loss for the three and six-month periods ended June 30, 2004 was $1.1 million and $2.2 million, respectively, and was primarily comprised of income tax expense, minority interest expense, and foreign exchange loss, partially offset by dividend income and a gain on sale of a portion of our shares in Dampskibsselskabet TORM (TORM), a gain on sale of our remaining shares in North American Tanker Shipping Ltd. (NATS) (in the first quarter) and leasing income from our volatile organic compound emissions equipment. Other loss of $12.0 million for the three-month period ended June 30, 2003 was comprised primarily of income tax expense and minority interest expense, partially offset by dividend income from NATS and foreign exchange gain. Other loss of $23.4 million for the six-month period ended June 30, 2003 was comprised primarily of income tax expense, a write-down in the carrying value of available-for-sale securities, foreign exchange loss and minority interest expense.

As a result of the foregoing factors, net income was $98.5 million and $287.6 million, respectively, for the three and six-month periods ended June 30, 2004, compared to $96.9 million and $150.5 million for the same periods last year.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2004, our total cash and cash equivalents was $215.7 million, compared to $292.3 million at December 31, 2003. Our total liquidity, including cash and undrawn long-term borrowings, was $540.8 million as at June 30, 2004, down from $774.8 million as at December 31, 2003. The decrease in liquidity was mainly the result of our cash payment relating to the Tapias acquisition, debt repayments, cash used for capital expenditures, and payment of dividends, partially offset by net cash flows from operating activities generated in the quarter ended June 30, 2004. In our opinion, working capital is sufficient for our present requirements.

Net cash flow from operating activities increased to $396.2 million in the six-month period ended June 30, 2004, from $260.7 million in the same period last year, mainly reflecting the significant increase in our average spot TCE rates and the increase in our fleet size.

Scheduled debt repayments were $76.7 million during the six-month period ended June 30, 2004, compared to $37.2 million during the same period last year. Debt prepayments were $704.2 million during the six-month period ended June 30, 2004, compared to $945.0 million during the same period last year. Of our debt prepayments in the six-month period ended June 30, 2004, $588.2 million resulted from our drawing down and subsequently prepaying our Revolvers in anticipation of the closing of the Tapias acquisition and for internal restructuring purposes. In addition, $116.0 million of cash generated from operations and from proceeds of permanent financings was used to prepay certain term loans and Revolvers. Occasionally we use our Revolvers to temporarily finance capital expenditures until permanent financing is obtained, at which time we typically use all or a portion of the proceeds from the permanent financings to prepay outstanding amounts under the Revolvers.

As at June 30, 2004, our total debt was $2,407.4 million, compared to $1,600.1 million as at December 31, 2003. As at June 30, 2004, our Revolvers provided for borrowings of up to $893.0 million, of which $321.2 million was undrawn. The amount available under four of the Revolvers reduces semi-annually, by a combined $53.6 million, with final balloon reductions scheduled for one Revolver in 2006, two Revolvers in 2008, and one Revolver in 2010. One revolver reduces quarterly by $0.5 million until 2019 with no final balloon reduction. Our 8.32% Notes are due February 1, 2006 and are subject to a sinking fund which retires $45.0 million principal amount of the 8.32% Notes on February 1 of each year. Our Equity Units are due May 18, 2006 and our unsecured 8.875% Senior Notes are due July 15, 2011. Our outstanding term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. See Item 1 – Notes to Consolidated Financial Statements: Note 9 – Long-Term Debt.

Among other matters, our long-term debt agreements generally provide for maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants, prepayment privileges (in some cases with penalties), and restrictions against the incurrence of new investments by the individual subsidiaries without prior lender consent. The amount of Restricted Payments, as defined, that we can make, including dividends and purchases of our own capital stock, was limited to $670.8 million as at June 30, 2004. Certain of the loan agreements require that a minimum level of free cash be maintained. As at June 30, 2004, this amount was $100 million. Certain of the loan agreements also require that a minimum level of free liquidity and undrawn revolving credit lines (with less than six months to maturity) be maintained. As at June 30, 2004, this amount was $193.7 million.

Dividends declared during the six-months ended June 30, 2004 were $20.5 million, or $0.25 cents per share. In October 2003, we increased our quarterly dividend from $0.1075 per share to $0.125 per share.

During the six months ended June 30, 2004, we incurred capital expenditures for vessels and equipment of $263.7 million. These capital expenditures primarily represented the installment payments on our newbuildings.

As at June 30, 2004, we were committed to the construction of three Suezmax tankers, nine Aframax tankers, three product tankers, and one LNG carrier. See Item 1 — Notes to the Consolidated Financial Statements: Note 12 – Commitments and Contingencies.

We are also committed to capital leases on three Suezmax tankers, two LNG carriers (including one newbuilding on order) and one Aframax tanker. Each capital lease requires us to purchase the vessel at the end of its respective lease term. See Item 1 – Notes to the Consolidated Financial Statements: Note 10 – Restricted Cash and Capital Lease Obligations.

The following table summarizes our long-term contractual obligations as at June 30, 2004 (in millions of U.S. dollars). This table does not include the commitments related to the three LNG carriers we ordered in July 2004.

--------------------------------------------- --------- --------- --------- -------- --------- ---------- ----------
                                                  2004      2005      2006     2007      2008  There-after    Total
--------------------------------------------- --------- --------- --------- -------- --------- ---------- ----------
Long-term debt                                    61.2     174.0     178.7    115.5     496.4    1,412.9    2,438.7
--------------------------------------------- --------- --------- --------- -------- --------- ---------- ----------
Chartered-in vessels (operating leases)          199.8     328.1     280.7    192.6     116.3      267.7    1,385.2
--------------------------------------------- --------- --------- --------- -------- --------- ---------- ----------
Commitment for chartered-in vessels
(capital leases)                                  78.7      89.1     268.8      4.1       4.1       45.0      489.8
--------------------------------------------- --------- --------- --------- -------- --------- ---------- ----------
Newbuilding and conversion installments          327.2     206.3      78.7     72.4      50.7          -      735.3
--------------------------------------------- --------- --------- --------- -------- --------- ---------- ----------
Volatile organic compound emissions equipment     22.5      20.2         -        -         -          -       42.7
--------------------------------------------- --------- --------- --------- -------- --------- ---------- ----------
Total                                            689.4     817.7     806.9    384.6     667.5    1,725.6    5,091.7
--------------------------------------------- --------- --------- --------- -------- --------- ---------- ----------

We and certain of our subsidiaries have guaranteed our share of the outstanding mortgage debt in five 50%-owned joint venture companies. See Item 1 – Notes to Consolidated Financial Statements: Note 12 – Commitments and Contingencies.

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures, or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally-generated cash flow, existing credit facilities, additional debt borrowings, and the issuance of additional shares of capital stock.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarterly period ended June 30, 2004 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding: our future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; future capital expenditures; delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term contracts; the impact of the Tapias acquisition to our earnings, future cash flow from vessel operations and strategic position; the growth prospects of the LNG shipping sector and the joint venture company with the Tapias shareholders; and the gain in the third quarter of 2004 relating to the sale of the Company's 16% ownership in TORM and seven of its vessels. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil, petroleum products and LNG, either generally or in particular regions; the cyclical nature of the tanker industry and our dependence on oil markets; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in typical seasonal variations in tanker charter rates; changes in the offshore production of oil; competitive factors in the markets in which we operate; our potential inability to integrate effectively the operations of Tapias or any other future acquisitions; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; shipyard production delays; and other factors detailed from time to time in our periodic reports, including our Annual Report on Form 20-F for the year ended December 31, 2003, filed with the SEC. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
JUNE 30, 2004
PART I – FINANCIAL INFORMATION

ITEM 3 -           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations, changes in interest rates, and bunker fuel prices and spot market rates for vessels. We use foreign currency forward contracts, interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price risks and spot market rates but do not use these financial instruments for trading or speculative purposes. See Item 1 — Notes to Consolidated Financial Statements: Note 16 — Derivative Instruments and Hedging Activities.

The following table sets forth further information on the magnitude of these foreign exchange forward contracts, interest rate swap agreements, bunker fuel swap contracts, and forward freight agreements:

                                                 Contract              Carrying Amount                 Fair
(in USD 000's)                                    Amount           Asset         Liability             Value
-------------------------------------------- ----------------- -------------- ----------------- --------------------
June 30, 2004
Foreign Currency Forward Contracts            $    133,969     $     11,023    $          -      $       11,023
Interest Rate Swap Agreements                    1,763,727                -          99,341             (99,341)
Bunker Fuel Swap Contracts                           3,283              348               -                 348
Forward Freight Agreements                          74,545                -           7,214              (7,214)
Debt (including capital lease obligations)       2,818,789                -       2,818,789          (2,856,322)

December 31, 2003
Foreign Currency Forward Contracts           $     146,912     $     20,944    $          -       $      20,944
Interest Rate Swap Agreements                      710,000                -           9,953              (9,953)
Bunker Fuel Swap Contracts                             696              183               -                 183
Forward Freight Agreements                          13,385                -           1,178              (1,178)
Debt (including capital lease obligations)       1,636,758                -       1,636,758          (1,686,002)
-------------------------------------------- ----------------- -------------- ----------------- --------------------

The table below provides information about our financial instruments at June 30, 2004, which are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected contractual maturity dates.

                                                                    Expected Maturity Date
(in USD 000's except as otherwise noted)       2004        2005        2006       2007        2008      Thereafter
                                            ----------- ----------- ----------- ---------- ----------- -------------
Long-Term Debt:
  Fixed-Rate Debt                                 -       45,000      162,064         -           -       351,647
  Average Interest Rate                           -         8.32%        7.38%        -           -         8.875%

  Variable Rate Debt (1)
     USD Denominated                         56,414      115,006      145,680    100,033     479,271      608,507
     Euro Denominated (in Euros 000's)        1,444        6,593        7,049      7,548       8,084      252,150

Interest Rate Swaps: (2)
  Contract Amount                                 -      100,000      500,000          -           -      434,000
  Average Fixed Pay Rate                          -         2.25%        2.79%         -           -         5.30%
  Contract Amount                             2,661        6,485        7,023      7,605       8,200      299,010
  Average Fixed Pay Rate                       6.78%        6.76%        6.76%      6.76%       6.76%        6.65%
  Contract Amount (in Euros 000's)            1,444        6,593        7,049      7,548       8,084      295,299
  Average Fixed Pay Rate                       6.20%        5.89%        5.89%      5.89%       5.89%        5.89%
(1)	Interest payments are based on LIBOR (USD Denominated Debt) and EURIBOR (Euro Denominated Debt) plus a margin depending on our financial leverage.

(2)	The average variable receive rate for our interest rates swaps is set monthly at 1-month LIBOR or semi-annually at 6-month LIBOR.

For a more comprehensive discussion related to the general characteristics of Quantitative and Qualitative Disclosures about Market Risk, please refer to Item 11 — Quantitative and Qualitative Disclosures about Market Risk contained in our Annual Report on Form 20-F for the year ended December 31, 2003.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
JUNE 30, 2004
PART II – OTHER INFORMATION

Item 1 – Legal Proceedings
               None

Item 2 – Changes in Securities and Use of Proceeds
               None

Item 3 – Defaults Upon Senior Securities
               None

Item 4 – Submission of Matters to a Vote of Security Holders
The Company’s 2004 Annual Meeting of Shareholders was held on June 1, 2004. The following persons were elected directors for a term of three years by the votes set forth opposite their names:

Terms Expiring in 2007                                 Votes against or       Shares Which            Broker
                                     Votes For            Withheld             Abstained            Non-Votes
Leif O. Hoegh                       37,309,885              514,737               N/A                  N/A
Eileen A. Mercier                   37,308,622              516,000               N/A                  N/A
Tore I. Sandvold                    37,309,885              514,737               N/A                  N/A
------------------------------- -------------------- -------------------- -------------------- ---------------------

The terms of Directors Bruce C. Bell, Dr. Ian D. Blackburne, C. Sean Day, Thomas Kuo-Yuen Hsu, Axel Karlshoej and Bjorn Moller continued after the meeting.

Shareholders also ratified the selection of Ernst & Young LLP, Chartered Accountants as independent auditors of the Company for the fiscal year ending December 31, 2004, as set fourth below:

                                                       Votes against or       Shares Which            Broker
                                     Votes For            Withheld             Abstained            Non-Votes
Ernst & Young LLP                   37,741,263             81,790                1,569                  -

Item 5 – Other Information
               None

Item 6 – Exhibits and Reports on Form 6-K

a.	Exhibits - None

b.	Reports on Form 6-K

(i)	On April 7, 2004 the Company filed a copy of its press release on Form 6-K with respect to the announcement to declare a dividend.

(ii)	On April 21, 2004 the Company filed a copy of its press release on Form 6-K with respect to its results for the quarter ended March 31, 2004.

(iii)	On May 3, 2004 the Company filed a copy of its press release on Form 6-K with respect to the finalization of the acquisition of Naviera F. Tapias, S.A.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

•    REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
•    REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000; AND
•    REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2004	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Executive Vice-President and Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 15.1

ACKNOWLEDGEMENT OF REGISTERED PUBLIC ACCOUNTING FIRM

We are aware of the incorporation by reference in the Registration Statement (Form S-8 No. 333-42434) pertaining to the Amended 1995 Stock Option Plan of Teekay Shipping Corporation ("Teekay"), in the Registration Statement (Form F-3 No. 333-102594) and related Prospectus of Teekay for the registration of up to $500,000,000 of its common stock, preferred stock, warrants, stock purchase contracts, stock purchase units or debt securities and in the Registration Statement (Form F-3 No. 33-97746) and related Prospectus of Teekay for the registration of 2,000,000 shares of Teekay common stock under its Dividend Reinvestment Plan of our report dated July 23, 2004, relating to the unaudited consolidated interim financial statements and the financial schedule listed in Index: Item 1 of Teekay and its subsidiaries that is included in its interim report (Form 6-K) for the quarter ended June 30, 2004.

Pursuant to Rule 436(c) of the Securities Act of 1933, our report is not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

Vancouver, Canada, August 16, 2004	/s/ ERNST & YOUNG LLP Chartered Accountants